Filed Pursuant to Rule 424(b)(3)

Registration No. 333-193822

PROSPECTUS

MODERN HOLDINGS INCORPORATED

7,977,254 Shares of Common Stock

This prospectus relates to the offering and sale of 7,977,254 shares of our common stock, par value $0.01 per share, held by our principal stockholder Great Universal LLC, or Great Universal. As a result of warrants issued by predecessors of Great Universal, Great Universal is obligated to issue shares of our common stock to holders of such warrants upon exercise of the warrants at an exercise price of $1.30 per warrant, which equals approximately $0.632 per share of our common stock. Each warrant now entitles the holder to receive upon exercise 2.058581 shares of our common stock. We will not receive any proceeds from the exercise of these warrants or from the sale, if any, of the shares of our common stock underlying these warrants. The warrants will expire six months after the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission.

There is not currently, and there has never been, any market for any of our securities. Our securities are not currently eligible for trading on any national securities exchange, or any over-the-counter markets, including the Over the Counter Bulletin Board, or OTCBB. We cannot assure you that our securities will become eligible for trading on any exchange or market.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investment in our common stock involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should reply only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is May 14, 2014.

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You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Summary

The following summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that should be considered before investing in our common stock. Before making an investment decision, investors should carefully read the entire prospectus, paying particular attention to the risks referred to under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and our financial statements and the notes to those financial statements.

As used in this prospectus, unless the context requires otherwise, the terms “Company,” “we,” “our” and “us” refer to Modern Holdings Incorporated together with its subsidiaries.

Overview

Modern Holdings Incorporated, a Delaware corporation, is a holding company owning subsidiaries that engage in a number of diverse business activities including telecommunications, business to business support services, school photography, and insurance claims administration. Modern Holdings’ portfolio companies provide their products and services to a diverse range of clients. The Company’s services currently focus on:

•	billing software products for the telecommunications industry
•	IT support for business to business markets
•	school photography throughout New York and New Jersey
•	third party claims administration to the insurance industry

The Company’s primary operations are in Sweden with additional operations in the United States, and the Company’s headquarters are located in Summit, New Jersey.

Modern Holdings invests its capital in the equity of privately held companies. These investments include buy-outs of businesses that have operated for several years as well as minority investments in start-ups. Investment candidates are typically businesses with management teams pursuing scalable business opportunities located in the United States and Europe. Our current geographical focus is the United States and Scandinavia.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in September 1994 under the name Innova International Corporation and in April 1999 changed our name to XSource Corporation. We changed the name of the firm to Modern Holdings Incorporated in January 2003. Our principal executive offices are located at 89 Summit Avenue, Summit, New Jersey 07901 and our telephone number is (908) 378-2867. Our website address is www.modernholdings.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Our logo, trademarks and service marks are the property of Modern Holdings. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

Warrants

On December 31, 1993 Millicom Incorporated (“Millicom”) was merged (the “Merger”) with and into MIC-USA, Inc. (“MIC-USA”). In the Merger, stockholders of Millicom were issued warrants (the “warrants”) on the basis of one warrant for every four shares of Millicom common stock pursuant to a Warrant Agreement dated as of December 16, 1993 (the “Warrant Agreement”) among Millicom, American Satellite Network, Inc. and American Stock Transfer & Trust Company, as warrant agent. Each warrant entitled the warrantholder to purchase from MIC-USA one share of common stock of American Satellite Network, Inc., which subsequently changed its name to Great Universal Incorporated (“GU-INC.”), at an exercise price of $1.30 per warrant, subject to adjustment.

In June 1999, GU-INC. effected a reorganization of GU-INC. and its subsidiaries (the “Reorganization”), in which GU-INC. became a wholly-owned subsidiary of Great Universal LLC (“Great Universal”). Modern Holdings, which was formerly a subsidiary of GU-INC., became a majority-owned subsidiary of Great Universal in the Reorganization. Great Universal’s sole member on the date of the Reorganization was MIC-USA.

In connection with the Reorganization, MIC-USA and Great Universal entered into an Assignment and Assumption Agreement pursuant to which Great Universal assumed from MIC-USA all of MIC-USA’s rights and obligations under the warrants and the Warrant Agreement (the “Warrant Assignment”). Pursuant to the terms of Warrant Assignment, each warrant entitled the warrant holder to purchase from Great Universal one share of GU-INC. common stock and 2.058581 shares of our common stock at an exercise price of $1.30 per warrant, subject to adjustment. As of January 1, 2013 Great Universal contributed all of the issued and outstanding capital stock of GU-INC. to Modern Holdings. Therefore, the warrants are now exercisable at $1.30 for 2.058581 shares of our common stock, which equals approximately $0.632 per share.

While we have no contractual obligation to do so, we have agreed to register the shares of common stock underlying the warrants to clarify our ownership for potential investors and other counterparties. The warrants will expire six months after the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission.

In connection with our filing a registration statement, we will become a Section 15(d) reporting company subject to the periodic reporting requirements of Section 13(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), but not to a variety of rules and regulations as described in “Risk Factors—We will only be subject to the periodic reporting obligations under Section 15(d) of the Exchange Act.”

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups, or JOBS, Act enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002, or Sarbanes Oxley Act,
•	reduced disclosure obligations regarding executive compensation in our periodic reports and registration statements, and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may comply with these provisions for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which we expect will be pursuant to this registration statement. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. As an emerging growth company, we have elected, under section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

We may choose to comply with some but not all of these reduced burdens. We have complied with certain of the reduced disclosure obligations regarding executive compensation in this registration statement and may elect to comply with other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Common Stock Underlying the Warrants Issued By Predecessor of Great Universal
Up to 7,977,254 shares of common stock of Modern Holdings. Each warrant now entitles the holder to receive upon exercise 2.058581 shares of our common stock.
Common Stock Outstanding, Both Before and After the Offering
Because the shares of common stock of Modern Holdings underlying the warrants are already issued and outstanding, and held by Great Universal, the number of shares of our common stock outstanding both before and after the offering is the same. As of December 31, 2013, there were 15,204,320 shares of our common stock issued and outstanding, which includes 793,987 shares held in treasury stock.
Use of Proceeds
We will not receive any proceeds from the exercise of the warrants to acquire shares of our common stock or receive any proceeds from sale of the shares of common stock underlying the warrants.
Market for our shares
There is not now and never has been any market for our securities and an active market may never develop. Further, at the time of exercise of any warrants, a warrant holder will not know how many other warrant holders, if any, have elected to exercise. Specifically, there may never be a market for the shares subject to the warrants.
Risk Factors
Please read the section entitled “Risk Factors” beginning on page 6 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

Under its certificate of incorporation, as amended to date, the Company is authorized to issue 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of December 31, 2013, there were 15,204,320 shares of common stock issued and outstanding, which includes 793,987 shares held in treasury stock and no shares of preferred stock issued and outstanding.

Special Note Regarding Forward-Looking Statements

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Our Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the risk factors and other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Risk Factors

Investing in our common stock involves a high degree of risk. In addition to the information, documents or reports included or incorporated by reference in this prospectus and, if applicable, any prospectus supplement or other offering materials, you should carefully consider the risks described below in addition to the other information contained in this report, before making an investment decision. Our business, financial condition or results of operations could be harmed by any of these risks. The risks and uncertainties described below are not the only ones we face. Additional risks not currently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business operations.

Risks Related to this Offering

The exercise price of the warrants exceed the book value per share of our common stock.

Each warrant now entitles the holder to receive upon exercise 2.05851 shares of our common stock. The warrants have an exercise price of $1.30 per warrant, or approximately $0.64 per share. This price is substantially higher than the book value per share of our common stock, and you will suffer immediate and substantial dilution in the book value of the common stock you purchase in this offering. The book value of our common stock as of December 31, 2013 is negative due to our stockholders’ deficit of $863,786, or approximately $(0.06) per share of common stock based upon 14,410,333 shares outstanding. Book value per share is equal to our total assets, less our total liabilities, divided by the total number of shares outstanding as of December 31, 2013.

There is currently no market for our common stock and there can be no assurance that any market will ever develop. You may therefore be unable to resell shares of our common stock.

Our common stock is not listed on a national securities exchange, an over-the-counter market or any other exchange or market. In addition, our common stock is currently held by only six stockholders of record. Therefore, there is no trading market, active or otherwise, for our common stock and our common stock may never be included for trading on any stock exchange, automated quotation system or any over-the-counter market. Accordingly, our common stock is highly illiquid and you will likely experience difficulty in reselling such shares at times and prices that you may desire. Even if a substantial number of warrant holders elect to participate in this offering, of which there can be no assurance, our common stock will still be held by a limited number of holders.

There can be no assurance that holders of the warrants will elect to participate in this offering and exercise their warrants for shares of Modern Holdings.

We do not know how many warrant holders, if any, will elect to participate in this offering. Further, at the time of exercise of any warrants, a warrant holder will not know how many other warrant holders, if any, have elected to exercise. The fewer warrant holders that exercise, the less likely it will be that a market will develop for our common stock and the more difficult it will be for you to resell your shares of common stock.

We will only be subject to the periodic reporting obligations under Section 15(d) of the Exchange Act.

Upon completion of this offering, we will become subject to the reporting and information requirements of Section 15(d) of the Exchange Act and, as a result, will file periodic reports, and other information with the SEC. Accordingly, we will only be subject to the periodic reporting obligations imposed by Section 15(d) of the Exchange Act, and we will not be subject to the proxy rules, Section 16 short-swing profit provisions, beneficial ownership reporting, the bulk of the tender offer rules and the reporting requirements of Section 13 of the Exchange Act.

Our periodic reporting obligations may be suspended, which would result in a reduction in the amount and frequency of publicly-available information about us.

Our periodic reporting obligations may be suspended under the Exchange Act in any fiscal year if we have less than 300 securityholders of record at the beginning of the fiscal year. Suspension of our reporting obligations would result in a reduction in the amount and frequency of publicly-available information about the Company because we would no longer be required to file Exchange Act reports with the SEC, such as annual reports on

Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. We intend to suspend our reporting obligations, if permitted to do so, because the legal, accounting, and other expenses incurred with being a reporting company are significant in relation to the size of our company. These rules and regulations will increase our legal and financial compliance costs and may make some activities more time-consuming. These requirements may place a strain on our systems and on our management and financial resources.

We are an “emerging growth company,” and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act enacted in April 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports, and registration statements, and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We are complying with the reduced disclosure obligations regarding executive compensation in this registration statement and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Risks Related to Our Business

We are a small company with limited resources.

We are a small company with limited resources. For the year ended December, 2013, we had total revenues of $26,174,877 and loss from operations of $(3,637,093). In 2012, we had total revenues of $28,583,034 and loss from operations of $(3,864,196). Most of our competitors have greater resources than we do. Our competitors may be able to anticipate, influence or adapt more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the promotion and sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily and develop and expand their services more quickly than we can.

We depend on revenues from a few significant relationships, and any loss, cancellation, reduction, or interruption in these relationships could harm our business.

We expect that our client concentration will not change significantly in the near future. We derive a significant portion of our revenues from a small number of customers. For the year ended December 31, 2013, two of our clients (Millicom International Cellular S.A. and Tele2 AB) accounted for 8% and 20%, respectively, of the Company’s total revenues for the year, and 18% and 46% of the revenues for our Telecommunications segment. Two of our clients (Millicom International Cellular S.A. and Tele2 AB) accounted for 13% and 19%, respectively, of the Company’s total revenues for the fiscal year 2012, and 25% and 38% of the revenues for our Telecommunications segment. Our current director Andreas M. Stenbeck holds directly and indirectly greater than 5% of the voting power of each client. We expect that a significant portion of our total revenues and Telecommunications revenue will continue to be contributed by a limited number of large clients in the near future. The loss or financial difficulties of any of our large clients would have a material adverse effect on our business, results of operations, financial condition and cash flow. Our success depends on our ability to develop and manage relationships with significant clients. During the year ended December 31, 2013, we were informed by our insurance segment’s largest customer, which approximated 40% of that business, that they were terminating our agreement. We recorded an impairment of intangible assets of approximately $1.4 million during the year.

General economic and business conditions could negatively affect our business in multiple ways.

We conduct business through our portfolio companies across a range of business areas. Therefore, we are exposed to risks attributable to the general economic environment, and risks inherent in individual industrial sectors and business lines in which we operate.

Adverse global economic conditions and uncertain conditions in the credit market have had, and in the future could have, a significant adverse effect on our company and our operating businesses. Some of the risks and uncertainties we face as a result of these global economic and credit market conditions include the following:

•	Volatile Demand. Negative or uncertain global economic conditions could cause many of our direct and indirect customers to delay or reduce their purchases of our products and systems containing our products. In addition, many of our customers rely on credit financing to purchase our products. If negative conditions in the global credit markets prevent our customers’ access to credit, product orders may decrease, which could result in lower revenue. Likewise, if our suppliers, sub-suppliers and sub-contractors (collectively referred to as “suppliers”) face challenges in obtaining credit, in selling their products or otherwise in operating their businesses, they may be unable to offer the materials we use to manufacture our products. These actions could result in reductions in our revenue and increased operating costs, which could adversely affect our business, results of operations and financial condition.
•	Restructuring Activities. If demand slows significantly as a result of a deterioration in economic conditions or otherwise, we may need to execute restructuring activities to realign our cost structure with softening demand. The occurrence of restructuring activities could result in impairment charges and other expenses, which could adversely impact our results of operations or financial condition.
•	Credit Volatility and Loss of Receivables. We extend credit and payment terms to some of our customers. We perform ongoing credit evaluations of our customers’ financial condition. We could suffer significant losses if a customer fails and is unable to pay us. A significant loss of an accounts receivable would have a negative impact on our financial results.
•	Impairment Charges. Negative or uncertain global economic conditions could result in circumstances, such as a sustained decline in our stock price and market capitalization or a decrease in our forecasted cash flows such that they are insufficient, indicating that the carrying value of our long-lived assets or goodwill may be impaired. If we are required to record a significant charge to earnings in our consolidated financial statements because an impairment of our long-lived assets or goodwill is determined, our results of operations will be adversely affected. We recorded an impairment charge of approximately $1.4 million during the year ended December 31, 2013.

Once we are engaged by a client for telecommunications services, it may take us several months before we start to recognize significant revenues.

When we are engaged by a client after the selling process for our telecommunications services, it takes on average from twelve to thirty weeks to integrate the client’s systems with ours, and on average an additional three months thereafter to build up our services to the client’s requirements. Depending on the complexity of the processes being implemented, these time periods may be significantly longer. Implementing processes can be subject to potential delays similar to certain of those affecting the selling cycle. Therefore, we do not recognize significant revenues until after we have completed the implementation phase.

Consistency in our revenues from period to period depends in part on our ability to reflect the changing demands and needs of our existing and potential clients. If we are unable to adjust our pricing terms or the mix of products and services we provide to meet the changing demands of our clients and potential clients, our business, results of operations and financial condition may be adversely affected.

Most of our contracts use a pricing model that provides for hourly or annual billing rates. Industry pricing models are evolving, however, and we anticipate that clients may increasingly request transaction-based or other pricing models. If we are unable to obtain operating efficiencies or if we make inaccurate assumptions for contracts with transaction-based pricing, our results of operations may be negatively affected. If we are unable to adapt our operations to evolving pricing protocols, our results of operations may be adversely affected or we may not be able to offer pricing that is attractive relative to our competitors.

In addition, the services we provide to our clients and the revenues and income from those services may decline or vary as the type and quantity of services we provide under those contracts changes over time, including as a result of a shift in the mix of products and services we provide. Furthermore, our clients, some of which have experienced significant and adverse changes in their prospects, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, automate some or all of their processes or change their outsourcing strategy by moving more work in-house or to other providers, any of which could reduce our results of operations. Any significant reduction in or the elimination of the use of the services we provide to any of our clients, or any requirement to lower our prices, would harm our business.

We have experienced declining revenues and continued losses.

For the past several years, our telecommunications and IT support segments have experienced declines in revenue and continued losses.

Net revenues in our Telecommunications segment decreased by $2.8 million, or 19%, from $14.3 million in 2012 to $11.5 million in 2013. The decrease was due primarily to the loss of one significant contract totaling approximately $1.3 million and a reduction in affiliate related upgrades of $800,000. Net revenues in our IT Support segment decreased by approximately $996,000, or 22%, from $4.5 million in 2012 to $3.5 million in 2013. The decrease is primarily due to the loss of one large customer that has decided to bring its operation in-house instead of an outsourced vendor.

Operating losses decreased approximately $227,000, or 6% to $3.6 million during the year ended December 31, 2013 from $3.9 million during the year ended December 31, 2012. This is due to decreases in revenues in the majority of our segments totaling approximately $2.4 million, increases in administrative costs associated with this registration of the Company’s common stock and the impairment charge of $1,422,000 related to the SCM intangible assets. These increases were offset by decreases in our cost of sales and services of approximately $3.4 million and aggressive cost cutting measures in our photography segment. Operating losses of approximately $1.3 million remained consistent in our Telecommunications segment.

These trends of declining revenue and continued losses could have a material adverse effect on our business and the price of our common stock.

Our results of operations will suffer if we are not able to appropriately price our services or manage our asset utilization levels.

Our results of operations are largely a function of the efficiency with which we utilize our assets, and in particular our people and our operations centers, and the pricing that we are able to obtain for our services. Our asset utilization levels are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, attract, train and retain employees, forecast demand for our services and maintain an appropriate headcount in each of our locations, as well as our need to dedicate resources to employee training and development and other typically non-chargeable activities. The prices we are able to charge for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, substantial price competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenues from client engagements, our ability to estimate resources for long-term pricing, margins and cash flows for long-term contracts and general economic and political conditions. Therefore, if we are unable to appropriately price our services or manage our asset utilization levels, there could be a material adverse effect on our business, results of operations and financial condition.

Certain of our services are cyclical and based on specific projects involving short-term contracts.

Certain of our services, such as our photography and telecommunications services, are cyclical and can be significantly affected by variations in business cycles. Changes in the deadlines or the scope of work required for compliance with the requirements of legislation applicable to our clients could have a significant impact on certain service offerings of our telecommunications business services.

In addition, a majority of our IT support services consist of specific projects with contract terms generally not exceeding one year and may not produce ongoing or recurring business for us once the project is completed. These contracts also usually contain provisions permitting termination of the contract after a short notice period. The short-term nature and specificity of these projects could lead to material fluctuations and uncertainties in the revenues generated from these businesses.

Our operating results may experience significant variability and as a result it may be difficult for us to make accurate financial forecasts.

Our revenues and operating results have varied in the past and are likely to vary in the future, which could make it difficult to make accurate financial forecasts. Factors that are likely to cause these variations include:

•	the number, timing, scope and contractual terms of projects in which we are engaged;
•	delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced IT professionals;
•	the accuracy of estimates of resources, time and fees required to complete fixed-price projects and costs incurred in the performance of each project;
•	changes in pricing in response to client demand and competitive pressures;
•	changes in the allocation of onsite and offshore staffing;
•	the business decisions of our clients regarding the use of our services;
•	the ability to further grow revenues from existing clients;
•	the available leadership and senior technical resources compared to junior engineering resources staffed on each project;
•	seasonal trends, primarily our hiring cycle and the budget and work cycles of our clients;
•	delays or difficulties in expanding our operational facilities or infrastructure;
•	the ratio of fixed-price contracts to time-and-materials contracts in process;
•	employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;
•	unexpected changes in the utilization rate of our professionals;
•	unanticipated contract or project terminations;
•	the timing of collection of accounts receivable;
•	the continuing financial stability of our clients; and
•	general economic conditions.

If we are unable to make accurate financial forecasts, it could materially adversely affect our business, financial condition and results of operations.

Our management has no experience in managing and operating a public company, and any failure to comply or adequately comply with any federal or state securities laws, rules, or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Our management has no experience in managing and operating a public company and may rely in many instances on the professional experience and advice of third parties including its attorneys and accountants. Failure to comply or adequately comply with any federal or state securities laws, rules, or regulations may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition.

Our senior management team is critical to our continued success and the loss of one or more members of our senior management team could harm our business.

Our future success substantially depends on the continued services and performance of the members of our management team and other key employees possessing technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of Henry L. Guy, our Chief Executive Officer, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in the industries in which we operate, and we may not be able to retain these officers or key employees. We have not entered into employment and non-competition agreements with all of our executive officers, and for the agreements we have entered into certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In addition, we currently do not maintain “key person” insurance covering any member of our management team.

The loss of any of our key employees, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee turnover rates.

There is significant competition for professionals with skills necessary to perform the services we offer to our clients. Increased competition for these professionals could have an adverse effect on us. A significant increase in the turnover rate among our employees, particularly among the highly skilled workforce needed to provide our services, would increase our recruiting and training costs and decrease our operating efficiency, productivity and margins, and could lead to a decline in demand for our services. High turnover rates generally do not impact our revenues as we factor the attrition rate into our pricing models by maintaining additional employees for each process. However, high turnover rates do increase our cost of revenues and therefore impact our margins due to higher recruitment, training and retention costs as a result of maintaining larger hiring, training and human resources departments, and higher operating costs due to having to reallocate certain business processes among our operations centers where we have access to the skilled workforce needed for the business.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend, in large part, on our ability to attract, train and retain personnel with skills that keep pace with the demand for the services we provide, evolving industry standards and changing client preferences. A lack of sufficiently qualified personnel could also inhibit our ability to establish operations in new markets and our efforts to expand geographically. Our failure to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Employee wage increases may prevent us from sustaining our competitive advantage and may reduce our results of operations.

As the scale of our operations and services increases, wages as a percentage of revenues will likely increase. Wage increases in the long term may reduce our margins and increase operation losses.

We may not be fully insured for all losses we may incur.

Although we attempt to limit and mitigate our liability for damages arising from negligent acts, errors or omissions through contractual provisions, limitations of liability set forth in our contracts may not be enforceable in all instances or may not otherwise protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have general liability insurance coverage, including coverage for errors or omissions, property damage or loss and breaches of privacy and network security, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions under our credit agreement, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company, any dividend payments would depend on the cash flow of our subsidiaries. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate.

The tax effects of onshoring funds earned in overseas subsidiaries are prohibitive.

Net income earned in our Swedish subsidiaries is taxed in Sweden at a rate of 22%. In order to transfer those funds back to the U.S. to be used as working capital or investment capital an additional tax must be paid of approximately 12% which is the difference between the Swedish and U.S. tax rates. This additional tax makes it inefficient and costly to use funds earned in Sweden for various purposes in the United States, and this will restrict our ability to conduct our business and seek additional acquisitions in the United States.

We may choose to expand operations to additional countries and may not be successful in maintaining our current margins in our new locations due to factors beyond our control.

We may choose to expand our product line to sell into additional markets beyond the United States, Scandinavia, Africa and Europe, and if we do, the overall complexity of our business could increase at an accelerated rate as we would become subject to different market dynamics. The new markets into which we may expand may have different characteristics from the markets in which we currently exist. These different characteristics may include, among other things, demand volume requirements, demand seasonality, product generation development rates, customer concentrations, warranty and product return policies and performance and compatibility requirements. Our failure to make the necessary adaptations to our business model to address these different characteristics, complexities and new market dynamics could adversely affect our operating results.

We have significant foreign operations and there are inherent risks in operating overseas.

There are risks in operating facilities in foreign countries because, among other reasons, we may be unable to attract sufficient qualified personnel, intellectual property rights may not be enforced as we expect, and legal rights may not be available as contemplated. Should any of these risks occur, our ability to expand our foreign operations may be materially limited and we may be unable to maximize the output from these facilities and our financial results may decrease from our anticipated levels. The inherent risks of international operations could materially adversely affect our business, financial condition and results of operations. The types of risks faced in connection with international operations and sales include, among others:

•	cultural differences in the conduct of business;
•	greater difficulty in accounts receivable collection and longer collection periods;
•	challenges in obtaining and maintaining financing;
•	impact of recessions in economies outside of the United States;
•	reduced or obtainable protection for intellectual property rights in some countries;
•	unexpected changes in regulatory requirements;
•	tariffs and other trade barriers;
•	political conditions in each country;
•	management and operation of an enterprise spread over various countries;
•	the burden and administrative costs of complying with a wide variety of foreign laws; and
•	currency restrictions.

We may increase the range of services that we provide to our clients and our business and future prospects are difficult to evaluate.

We are exploring opportunities to provide services that we have not provided to date. Should we decide to expand our service offerings, our results of operations may be negatively affected during any transition or growth period before such offerings achieve profitability. For example, we may need to expand our training of our existing employees or recruit new, specially-trained employees to provide these services, which could increase our costs of revenues disproportionately to the revenues generated by such services. Other challenges we may face include the diversion of our management’s attention, attracting and retaining clients for such services, integrating any new services into our current suite of services and managing any resulting growth in our operations.

Our inability to identify and make acquisitions could disrupt our operations and adversely impact our business and operating results.

A key part of our growth strategy is to acquire other companies that complement our service offerings or broaden our technical capabilities and geographic presence. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations or the expectations of securities analysts. For example:

•	we may not be able to identify suitable acquisition candidates or acquire additional companies on acceptable terms;
•	we may pursue international acquisitions, which inherently pose more risk than domestic acquisitions;
•	we compete with others to acquire companies, which may result in decreased availability of, or increased price for, suitable acquisition candidates;
•	we may not be able to obtain the necessary financing on favorable terms, or at all, to finance any of our potential acquisitions;
•	we may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company; and
•	acquired companies may not perform as we expect, and we may fail to realize anticipated revenue and profits.

In addition, our acquisition strategy may divert management’s attention away from our existing businesses, resulting in the loss of key clients or key employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor-in-interest for undisclosed or contingent liabilities of acquired businesses or assets.

If we are not able to integrate acquired businesses successfully, our business could be harmed.

Our inability to successfully integrate future acquisitions could impede us from realizing all of the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if implemented ineffectively, may preclude realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of the combining companies may result in unanticipated problems, expenses, liabilities, and competitive responses, and may cause our stock price to decline. The difficulties of integrating an acquisition include, among others:

•	unanticipated issues in integration of information, communications, and other systems;
•	unanticipated incompatibility of logistics, marketing, and administration methods;
•	maintaining employee morale and retaining key employees;
•	integrating the business cultures of both companies;
•	preserving important strategic client relationships;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations; and
•	coordinating geographically separate organizations.

In addition, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings, or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. If we are unable to effectively execute acquisitions, our business, financial condition and operating results could be adversely affected.

Our financial results are based in part on our estimates or judgments relating to our critical accounting policies. These estimates or judgments may prove to be incorrect, which could harm our operating results and result in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, allowance for doubtful accounts, depreciation and amortization periods, recoverability for long-term assets including goodwill and intangibles, accounting for income taxes including reserves and valuation allowances as well as average duration of insurance claims.

Our independent registered public accountants have identified several material weaknesses and significant deficiencies in our internal control over financial reporting for the year ended December 31, 2012. If we are unable to maintain our remediation efforts, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

In connection with the contemporaneous audit of our consolidated financial statements for the year ended December 31, 2012, we identified several material weaknesses and several significant deficiencies in our internal control over financial reporting. The material weakness resulted in the need for adjustments to our financial statements during the audit. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting, including the audit committee of the board of directors.

Our material weaknesses related to a failure to properly design our financial closing and reporting processes. We lack documented processes and controls as well as proper segregation of duties. Our close process lacked the proper execution throughout the years being audited to analyze, record, review and monitor compliance with generally accepted accounting principles for transactions, including revenue recognition, on a timely basis.

Our significant deficiencies related to deficiencies in employment policies, inadequate processes to completely and accurately account for long-term contracts, inadequate payroll document retention, inadequate documentation to establish completeness of cash and checks received in our photography segment and no review / approval of journal entry documentation by corporate.

We have remediated our material weaknesses and significant deficiencies during the year ended December 31, 2013. We implemented various additional levels of review; we are performing additional reconciliations, improved our communications among our segments and their accounting departments and enhanced our segregation of duties. The costs were not material to remediate these weaknesses as we are using primarily internal resources.

We cannot be certain that we have successfully remediated the material weaknesses and significant deficiencies or that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting, and cause the market price of our common stock to decline.

When we become a public company following this initial public offering, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. Whether or not our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

FOR ALL OF THE AFORESAID REASONS, AND OTHERS SET FORTH HEREIN, INVESTING IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN SHARES OF OUR COMMON STOCK OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS. SHARES OF OUR COMMON STOCK SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO IMMEDIATE NEED FOR A RETURN ON THEIR INVESTMENT.

Description of Our Business

Modern Holdings Incorporated, a Delaware corporation, is a holding company owning subsidiaries that engage in a number of diverse business activities including telecommunications, business to business support services, school photography, and insurance claims administration. Modern Holdings’ portfolio companies provide their products and services to a diverse range of clients. The Company’s services currently focus on:

•	billing software products for the telecommunications industry
•	IT support for business to business markets
•	school photography throughout New York and New Jersey
•	third party claims administration to the insurance industry

The Company’s primary operations are in Sweden with additional operations in the United States, and the Company’s headquarters are located in Summit, New Jersey.

The primary operating companies of Modern Holdings are:

•	Basset AB (“Basset”) based in Sundbyberg, Sweden, is a provider of interconnect, roaming, fraud detection and billing software for the telecommunications industry. For the year ended December 31, 2013, Basset had revenue of $11.5 million (including revenue from TailorMade Consulting Group Sweden AB, another wholly-owned subsidiary of the Company, which was merged into Basset in January 2013). In 2012, Basset had annual revenue of $14.3 million (including revenue from TailorMade Consulting Group Sweden AB, another wholly-owned subsidiary of the Company, which was merged into Basset in January 2013).
•	Xpeedio Support Solutions AB (“Xpeedio”) based in Stockholm, Sweden, is an IT support company with clients located primarily in Sweden, in the business to business market. For the year ended December 31, 2013, Xpeedio had revenue of $3.5 million. In 2012, Xpeedio had annual revenue of $4.5 million.
•	Lors Photography, Inc. (“Lors”) based in Union, New Jersey, is a provider of school photography services in New York and New Jersey. For the year ended December 31, 2013, Lors had revenue of $5.9 million. In 2012, Lors had annual revenue of $4.9 million.
•	Innova Claims Management, LLC (“Innova” or “SCM”) based in Secaucus, New Jersey, is a company that provides third party claims administration to the insurance industry. For the year ended December 31, 2013, Innova had revenue of $5.3 million. In 2012, Innova had annual revenue of $4.9 million.

In addition to the operating companies, Modern Holdings holds minority interests in the following companies:

•	Kodi Klip LLC – a start-up in the construction industry whose product is a patent protected plastic clip used to connect rebar. As of December 31, 2013 and 2012, the carrying value is approximately $50,000 and $83,000, respectively, based upon the company’s filing for bankruptcy in June 2012.
•	Solidus LP – an investment partnership focused primarily on private, early stage investments in the Southeastern United States. As of December 31, 2013 and December 31, 2012, the carrying value is approximately $263,000 and $224,000, respectively.
•	Decimal Inc. (“theonline401k”) – a company which provides a web-based 401k platform primarily to small businesses. As of December 31, 2013 and 2012 the carrying value is approximately $13,000.
•	NeighborMD LLC – an urgent care operator based in the southeastern United States. As of December 31, 2012, the carrying value was $450,000. As the investment was sold in 2013, there is no carrying amount for this investment at December 31, 2013.

Businesses:

Telecommunications. As of January 1, 2013, Basset merged with TailorMade Consulting Group Sweden AB to form Basset. The Company owns 100% of Basset, a provider of software solutions within the telecommunications and energy industries in the areas of mediation, billing, interconnect and fraud. Founded in

1997, Basset’s customer base consists primarily of telecommunications operators who have one or more of Basset’s software products installed. In addition to the telecommunications industry, Basset provides billing solutions to utilities in Scandinavia and the United States. Basset is headquartered in Sundbyberg, Sweden, and operates satellite offices in New Jersey, U.S.; Nairobi, Kenya; Dubai, UAE; and Hong Kong, China. Basset has 70 full-time employees consisting of developers, business analysts, sales executives, support specialists, installation and administrative employees, with a majority of the staff located at its headquarters. Basset markets its products and services directly to telecommunications and utility companies. Once Basset is awarded a contract to provide its solutions to a client, the customer will enter into a license agreement. Recurring revenue is earned through change orders and a long-term installation agreement.

Basset markets four different software products to telecommunications providers:

•	Interconnect Billing: manages rating, billing and reconciliation;
•	Roaming Billing: manages the roaming business and ensures compliance;
•	Watchdog Fraud: a fraud detection and management tool; and
•	Flex Account: manages a customer’s account by combining invoices from several different billing systems, creating unique combinations between postpaid and prepaid billing, and administrating installment payments and deposits with interest and other features.

Basset markets eight different software products to utilities:

•	Smart Billing: A billing system that utilizes external meter data management infrastructure and an external CRM system to replace the utility’s existing CIS system. Parts of the solution are fully developed while other elements still need to be developed;
•	Convergent Invoicing: Converges the gas, water, and electricity billing information on one invoice without changing the billing system;
•	Budget Payment: Allows consumers to pay a fixed fee each month even though their energy consumption may vary due to high seasonal variability;
•	Utility Rating: A rating engine that allows the utility to measure energy consumption in real time. The utility rating solution is designed to complement the existing CIS system;
•	Prepaid Billing: a software centric solution that allows the utility to offer a prepaid billing option. Historically, prepaid solutions for utilities have been hardware-based and very expensive to install. The software provides two-way communication with a smart meter that allows the utility to adjust the prepaid balance in real-time;
•	Large Account Billing: Automates the billing process for large business to business customers. The solution supports frequent metering, a large number of transactions, and extremely complex price and product structures;
•	Micro Production: handles the billing process for consumers who not only purchase energy, but also produce renewable energy and sell it into the grid; and
•	Smart City: Handles the billing processes for utilities and telecommunication providers that want to bundle the two services and provide customers with one single invoice.

IT Support. The Company owns 100% of Xpeedio, an information technology (“IT”) support company that provides IT systems and applications support services for businesses located primarily in the Nordic region. Xpeedio offers a full array of services such as helpdesk, system support, quality assurance, operations, consultancy services, training services for users and administrators, and support services for software solutions and databases. Xpeedio also provides Xamine, a web-based errand system that allows users to create and update errands, as well as offers solutions for the operations and support of servers and applications. Xpeedio was founded in 2003 and is headquartered in Stockholm, Sweden. Xpeedio markets its services directly to small and medium-sized businesses through its two sales representatives, one part-time recruiting resource and one part-time marketing employee.

Xpeedio markets seven different IT-related services to its clients:

•	IT Infrastructure Consulting: Provides temporary staff in the form of technical support, server technicians and IT administrators. In addition to providing temporary staff, Xpeedio’s in-house staff can help implement a new IT-platform or migrate a new software release;
•	Process Improvement: In-house business consultants utilize extensive experience and proven process frameworks to analyze a customer’s existing support processes and help them establish a more efficient process. Xpeedio can also work with the client to provide an implementation plan with a timetable that is suitable for the client. When the action plan is set, Xpeedio offers continued support to monitor the implementation process;
•	Service Desk System: Referred to as Xamine, the service desk system facilitates the customer’s support process and ensures it is being followed. Xamine is web-based and scalable so it provides easy customization and high availability;
•	IT-Operations: Consults directly with clients to construct an optimized IT solution. Xpeedio can manage the ongoing IT operation by maintaining an updated firewall, monitoring and maintaining all applications, and protecting against viruses;
•	IT-Support: Provides support at all levels in terms of applications, operating systems, and networks. Support is available 24 hours per day and existing customers benefit from complete documentation and statistical information in support management, high efficiency and cost control, and flexibility for an expansion or decline in case volumes or service levels;
•	Support-On-Demand: IT-related support on demand for customers that choose not to enter into an outsourcing contract but choose to be serviced on an as-needed basis. Service is offered 24 hours per day and revenue is produced based on the service that is performed; and
•	IT-Monitoring: Monitors the customer’s IT system and distributes operation-critical information to its clients and suppliers. The service is offered on a full- or part-time basis and ranges from monitoring a simple event to handling advanced troubleshooting.

Photography. The Company owns 100% of Lors, a school photography company with customers in New Jersey and in select areas of New York, including Long Island, Westchester and Rockland County. Approximately 95% of Lors’ $5.9 million in annual revenue for 2013 is derived from schools in New Jersey. Lors markets its services directly to school districts, school boards, principals and yearbook advisors through four sales representatives (three in NJ and one in Long Island, NY) directed by the Company’s sales manager. Lors enters into contracts ranging from one to three years directly with a school or at the school district level which encompasses multiple schools.

Lors has a cloud-based technology platform that enables students to schedule appointment times, photographers to optimize photo shoot productivity, and parents to enter orders, conduct on-line payments and access customer service. Further, Lors’ on-line photo management software, ProofPositive, enables yearbook advisors and students to efficiently collaborate on image management. Lors also utilizes on-line third party photo sharing services, such as SmugMug™ to distribute candid photos.

Insurance. The Company holds a 70% ownership interest in Innova, which does business as Specialty Claims Management (“SCM”), a third party administrator of insurance claims. SCM provides customized risk and claims management services for insurers, reinsurers and self-insureds in the property and casualty sector. SCM is headquartered in Secaucus, New Jersey, and operates three satellite offices; two in California and one in Georgia. SCM has 26 full-time employees as of December 31, 2013. SCM serves a customer base of large corporations and midsized businesses. SCM currently has approximately 50 active accounts in general liability, automotive, and property insurance. SCM offers these customers administrative services including: claim administration, claims management, claim and risk management consulting, litigation management and several auxiliary services.

SCM’s consultancy practice provides a range of services including: technical and operational reviews, claim reserve analysis, claim staffing analysis, due diligence review, cost control evaluations and claim handling practice reviews. These services include: identification of discovery and motions to be filed, identification of all significant activity proposed by the defense counsel, and a detailed budget plan for recovery. SCM also offers additional auxiliary services including subrogation investigation and recovery, special fund filing and recovery, program service management support, and monthly loss reporting in client specific format.

SCM’s largest customer, AmTrust North America, Inc., terminated its contract with SCM on May 10, 2013. SCM and AmTrust subsequently reached a Termination, Assignment, and Assumption Agreement (the “Agreement”) which specified terms for transitioning SCM’s handling of AmTrust’s claims to AmTrust. AmTrust agreed to extend SCM’s contract until September 1, 2013, and, as of that date, hire certain SCM employees and assume certain liabilities, including SCM’s lease obligation for its New Jersey location. Additionally, AmTrust agreed to issue a “Termination Payment” to SCM of $700,000. The Company has recorded a gain of approximately $660,000 related to the Termination Payment. SCM’s CEO resigned as an employee, officer and board member of the company on July 19, 2013 and issued a concurrent notice of intent to exercise his Put Option of his shares in SCM, comprising 14.25% of the outstanding shares of the Company. He was immediately hired back as a consultant to oversee certain aspects of SCM’s New Jersey claims operation. A former employee and owner of 8.25% of SCM, also issued a notice of intent to exercise his Put Option. On September 1, SCM’s VP of West Coast Operations, was appointed Chief Executive Officer of SCM. On September 25, 2013, SCM’s VP of Operations, issued his resignation and notice of intent to exercise his Put Option. Since the parties are in disagreement of the other parties’ Unit Put FMV calculation, the closing of the transaction has not occurred. As such, the holders of the units have not transferred their interests and the Company has not redeemed the puttable noncontrolling interests as of yet. The Company is currently evaluating amounts owed, if any, to these former owners. AmTrust approximated 40% of the SCM revenue. In connection with the above events, the Company recorded an impairment charge of approximately $1.4 million related to its intangible assets during the year ended December 31, 2013.

Competition

The industries in which we operate are highly competitive, and our competitors have access to substantially more resources than we possess.

Research and Development

Our workforce in the Telecommunications segment is highly skilled in their development of software offerings. When not working on billable client projects, our workforce is continually updating and upgrading our existing software offerings. These non-billable labor costs are classified as research and development expenses on the accompanying statement of operations

Our research and development expenses for the years ended December 31, 2013 and 2012 were $3,166,900 and $2,593,697, respectively.

Legal Proceedings

Management is of the opinion that there is no legal proceeding against the Company that will have a material effect on the Company’s consolidated financial position or results of operations.

Employees

As of December 31, 2013, we and our subsidiaries had a total of 173 full-time employees, 7 of whom work at our corporate headquarters in Summit, New Jersey, 63 of whom are employed by our U.S. subsidiaries, and 103 of whom are employed by our Swedish subsidiaries. One of our U.S. employees is in a union and subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our annual financial statement reporting period is based on a calendar year commencing on January 1, and ending on December 31. Historical results are not necessarily indicative of the results expected for any future period.

Executive Overview

We are a diversified holding company with a portfolio of privately held operating companies and other investments. We were incorporated under the laws of the State of Delaware in September 1994 under the name Innova International Corporation and in April 1999 changed our name to XSource Corporation. We changed the name of the firm to Modern Holdings Incorporated in January 2003. Our most recent investments include purchasing a 70% equity stake in Specialty Claims Management and investing in NeighborMD through both equity and convertible note investments.

Our corporate structure allows for great flexibility in the types of investments we make. We can invest in any industry, in any geographical area, in any part of the capital structure. The geographic focus of the company is to pursue deals in the United States and Scandinavia. Deals can vary from buying a majority or all of a small privately held company to investing in a minority position in an early stage, scalable business. In all cases we look for management teams who are passionate about their business and we must be able to identify why Modern Holdings can add value to a particular business.

Our investments are in several different industries including telecommunications, school photography, and insurance. Each of these companies provides a software or service to the major operators in their industries. For example, Basset provides fraud detection and revenue assurance software to telecommunications operators. Specialty Claims Management is a third party administrator within the property and casualty insurance space. Our strategy is to dampen regulatory and cyclical risk by selling to operators within each industry versus being an operator within an industry. We maintain oversight over these portfolio companies by appointing a majority of the members of the board of directors and by providing management expertise when beneficial.

In addition to our majority owned and wholly owned investments, we have several small minority stakes in companies which we feel have game changing technologies or business approaches.

In certain of these minority investments, we require a board seat as a term of our investment. In other cases, we invest alongside trusted partners who have extensive industry expertise and are located in the same geographical area as the investment.

Our subsidiary companies are primarily located in three geographical areas: 1) the New York/New Jersey metropolitan area, 2) the Southeastern United States, primarily Nashville, Tennessee and 3) the greater Stockholm, Sweden area. In each of these three geographies, we have extensive business contacts which are contributing sources to our deal flow. Additionally, we have trusted partners in these markets who we invest alongside and who alert us to deals in their respective areas.

Our Segments

The Company has determined that it has four reportable segments organized around the types of businesses:

•	Telecommunications – an aggregation of two operating segments (Basset and Tailormade) provides various billing software products for the worldwide telecommunications industry.
•	IT Support – includes the operating segment Xpeedio which provides IT support for business to business markets.
•	Photography – includes the operating segment Lors which provides school photography services in New Jersey and New York.
•	Insurance – includes the operating segment SCM which provides third party claims administration to the insurance industry.

Key Performance Indicators

Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenues and results from operations. Results from operations provides us with a measure of our financial performance that we use to evaluate operations. In addition, we have historically used and continue to use revenue targets and operating income targets in determining our incentive compensation.

Additionally, we use certain GAAP and non-GAAP indicators to assist in managing our businesses. We have determined that in all of our segments, there are certain non-GAAP measurements that are vital to measuring the success of our businesses. These measures are as follows:

•	Telecommunications. We use product sales and service revenues to non-related parties as a percentage of our total sales for that segment as an indicator of how well we are growing worldwide business. In conjunction with this, we also continually monitor our prospective client listing to ensure that the ability to grow all revenue is always available.
•	IT Support. We review new clients each reporting period as an indicator of how well we are growing our business.
•	Photography. We focus heavily on metrics surrounding the number of students photographed as well as metrics surrounding the number and amount of orders received. It is critical for the business to maintain a certain level of students photographed in order to generate orders. Monitoring how many orders are received and at what order value is critical as well. As most of the cost of an order has already been incurred at the time a photograph is taken, all additional revenue that can be received through one order helps to improve the margins of the company.
•	Insurance. We closely monitor adjuster activity as well as loss reporting activity. As revenues are based upon the number of cases opened, it is important to know the metrics on how many of these are being done by each adjuster. Additionally, in order to maintain the relationships that we have with our carriers, it is important to monitor the losses that they have taken and advise them well in advance of any problems arising. As such, internal guidelines for reporting and settlements are very closely monitored by senior management.

Net revenues include no significant intersegment revenues. Operating loss by segment and geographic area excludes general corporate and interest expenses. Assets of the Corporate and Other segment consist primarily of cash, other current assets, equipment, and other non-current assets.

Financial Results

Product Sales and Services Revenue

Revenue consists of revenue from the sale of products and services, less returns, discounts and allowances and other offsets to net revenues. In our Telecommunications segment, revenue is primarily recognized on a percentage of completion method. In our IT Support segment, revenue is recognized as the services are performed. In our Photography segment, revenue is recognized upon the delivery of the photographs and in our Insurance segment, revenue is recognized ratably over the estimated period length that it takes to administer the type of claim from start to close. Provisions for discounts, rebates to consumers and returns are recorded as a reduction of net revenues in the same period as the related revenue is recognized. Amounts billed to customers for delivery costs are classified as a component of net sales revenues, and any other related delivery costs are classified as a component of cost of revenues. Sales and value added tax collected from consumers and remitted to governmental authorities are accounted for on a net basis and are excluded from net revenues on our consolidated results of operations.

Product Sales and Services Revenue to Related Parties

Product sales and services revenue to related parties consists of revenue from related parties that have common ownership. In our Telecommunications segment, revenue is recognized on a percentage of completion method. In our IT Support segment, revenue is recognized as the services are performed. Provisions for discounts are recorded as a reduction of net revenues in the same period as the related revenue is recognized. Value added tax collected from consumers and remitted to governmental authorities is accounted for on a net basis and is excluded from net revenues on our consolidated results of operations.

Operating expenses

Operating expenses consist of cost of sales and services, selling, general and administrative expenses, research and development expenses, depreciation and amortization, and intangible assets impairment.

•	Cost of sales and services. Cost of sales includes the related labor and travel expenses that are incurred to deliver the services and software that have been purchased. Cost of sales also includes the costs of producing the photographs.
•	Selling, general and administrative. Selling, general and administrative expenses consist of salaries, benefits, commissions, incentive programs, travel and entertainment, meetings and seminars and other selling costs and expenses, in each case related to our business. General and administrative expenses consist of costs associated with running our company such as occupancy and employment expenses; employee-related costs associated with our executive, finance, information technology and human resource functions; costs associated with our corporate headquarters and legal, tax and accounting fees.
•	Research and development. Research and development expenses consist of labor and related expenses necessary to maintain our software products and advance them to the next level in their product development.
•	Depreciation and amortization. Depreciation and amortization expenses consist of the depreciation of physical assets purchased in the ordinary course of business to best service and maintain all customers. Amortization expense consists of the amortization of certain definite-lived intangible assets. These assets have been tested for impairment in each of the periods presented.
•	Intangible assets impairment. Intangible assets impairment consists of impairment charges related to customer relationships, tradenames and goodwill at SCM.

Operating income (loss)

Operating income (loss) consists of total revenues less operating expenses, and excludes other income and expenses (i.e., non-operating income and expenses).

Other income (expenses)

•	Interest income. Interest income consists of interest payments made on our cash deposit accounts.
•	Interest expense. Interest expense consists of interest payments made pursuant to our amended credit facilities and our related party debt agreements with, among others, one of the largest banks in Sweden.
•	Management fee income. Management fee income consists of fees paid by related parties for general and administrative services performed by our corporate offices.
•	Other non-operating income (expenses). Other non-operating income (expenses) includes all other non-operating income and expenses.

Provision for income taxes

We record income tax expenses related to federal, state, local and foreign income.

Results of Operations

The following table sets forth consolidated operating results and other operating data for the periods indicated.

Consolidated Statement of Operations Data:	For the year ended
	December 31, 2013	December 31, 2012	December 31, 2011
REVENUE
Product sales	$7,917,252	$5,717,101	$8,581,839
Service revenue	10,921,075	13,730,341	15,275,590
Product sales to related parties	2,291,346	2,132,622	2,188,636
Service revenue to related parties	5,045,204	7,002,970	7,626,228
TOTAL SALES AND SERVICES REVENUE	26,174,877	28,583,034	33,672,293

COSTS AND EXPENSES
Cost of product sales	3,963,941	3,275,650	4,220,378
Cost of service revenue	5,979,594	8,597,128	9,127,516
Cost of product sales to related parties	880,210	1,180,628	972,727
Cost of service revenue to related parties	2,520,113	3,780,034	4,217,185
Selling, General and Administrative	11,529,341	12,529,082	12,925,465
Engineering R&D	3,166,900	2,593,697	3,485,521
Depreciation & Amortization	349,437	491,011	551,585
Intangible assets impairment	1,422,434	—	—
TOTAL OPERATING EXPENSES	29,811,970	32,447,230	35,500,377

Loss from operations	(3,637,093)	(3,864,196)	(1,828,084)

Interest Income	32,410	15,792	43,727
Interest Expense	(98,748)	(164,958)	(110,872)
Management Fee Income	155,721	181,227	64,347
Other Income	750,672	367,871	64,135
Loss before income taxes	(2,797,038)	(3,464,264)	(1,766,747)
Income tax (expense) benefit	(561,588)	(24,281)	189
Net loss attributable to MHI Stockholders	(3,358,626)	(3,488,545)	(1,766,558)
Add: Net loss attributable to non-controlling interests	12,224	114,317	126,886
Net loss attributable to MHI Stockholders	$(3,346,402)	$(3,374,228)	$(1,639,672)

Net loss per share attributable to common stockholders, basic and diluted	$(0.23)	$(0.23)	$(0.11)
Weighted-average shares used to compute net income (loss) per share attributable to MHI stockholders, basic and diluted	14,410,333	14,410,333	14,912,028

Year ended December 31, 2013 compared with the year ended December 31, 2012

Net revenues

The following table presents net revenues by segment for the year ended December 31, 2013 compared with the year ended December 31, 2012.

	2013	2012	% Change
Telecommunications	$11,539,234	$14,314,452	(19)%
IT Support	3,463,281	4,459,105	(22)%
Photography	5,856,699	4,903,490	19%
Insurance	5,315,663	4,905,987	8%
Total	$26,174,877	$28,583,034	(8)%

Net revenues decreased $2.4 million, or 8%, to $26.2 million in 2013 from $28.6 million in 2012. This is due to decreases in our Telecommunications and IT Support segments that were offset by increases in our Photography and Insurance segments.

Net revenues decreased in our Telecommunications segment by $2.8 million, or 19%, from $14.3 million in 2012 to $11.5 million in 2013. The decrease was due primarily to the loss of one significant contract totaling approximately $1.3 million and a reduction in affiliate related upgrades of approximately $800,000. Based upon these two factors, our third party revenues as a percentage of total segment revenues were down from 40% to 36%.

Net revenues in our IT Support segment decreased $1.0 million, or 22%, from $4.5 million in 2012 to $3.5 million in 2013. The decrease is primarily due to the loss of one large customer that had decided to bring its operation in-house instead of an outsourced vendor. However, for the year ended December 31, 2013, the segment signed 20 new smaller client projects as compared to 7 projects in the prior year.

Net revenues in our Photography segment increased $953,000, or 19%, from $4.9 million in 2012 to $5.9 million in 2013. The increase is primarily due to approximately 25 new schools that were added as customers resulting in approximately $600,000 in new revenues. Additionally, the continued marketing efforts have yielded increased revenues of approximately $300,000 from its existing customer base. We received approximately 1,900 more orders for the current senior class over the prior year class as well as an increase in the number of undergraduate packages sold.

Net revenues in our Insurance segment increased $410,000, or 8%, from $4.9 million in 2012 to $5.3 million in 2013. This is primarily due to the settlement agreement with our largest customer who decided to perform the claim administration in house. Based upon the settlement, the Company has been relieved of any future obligation and as such has recognized approximately $700,000 of net deferred revenues related to this customer at that time. This increase was offset by a decrease in several smaller customers.

Operating loss

The following table presents operating loss by segment for the year ended December 31, 2013 compared with the year ended December 31, 2012.

	2013	2012	% Change
Telecommunications	$(1,287,746)	$(1,304,895)	(1)%
IT Support	180,470	56,142	221%
Photography	1,061,473	(14,588)	7,376%
Insurance	(392,780)	(60,471)	550%
Non-allocated corporate expenses	(3,198,510)	(2,540,384)	26%
Total	$(3,637,093)	$(3,864,196)	(6)%

Operating losses decreased approximately $227,000, or 6%, to $3.6 million in 2013 from $3.9 million in 2012. This is due to decreases in the overall revenues and the increases in administrative costs associated with this registration of the offer and sale of the Company’s common stock which were more than offset by the decrease in operating costs in the operating segments.

Operating losses in our Telecommunications segment remained relatively consistent from 2012 to 2013. While our revenues declined by approximately $2.8 million as noted above, we were able to decrease our workforce and reduced expenses associated with the merger of two operating subsidiaries on January 1, 2013.

Operating income in our IT Support segment increased approximately $124,000, or 221%, from approximately $56,000 in 2012 to $180,000 in 2013. We were able to reduce personnel costs and gained cost savings in occupancy costs due to moving of the offices 2013. Our cost savings more than offset the decrease in our revenues of $1 million.

Operating income (loss) in our Photography segment increased $1.1 million or 7,376%, from ($15,000) in 2012 to $1.1 million in 2013. The increase is due to the increase in revenue previously discussed as well as extremely aggressive cost cutting measures throughout the business.

Operating losses in our Insurance segment increased by $332,000, or 550%, from $60,000 in 2012 to $393,000 in 2013. This is primarily due to the intangible assets impairment charge related to the loss of SCM’s largest customer during the year ended December 31, 2013. This impairment charge was partially offset by an unrelated increase in revenues as well as an overall reduction in operating expenses due to a majority of our employees moving to AmTrust in connection with the settlement agreement.

Interest income

Interest income increased by approximately $16,000 in 2013 as compared to 2012, due to a combination of higher interest rates and higher cash balances in interest bearing accounts.

Interest expense

Interest expense decreased by approximately $66,000 in 2013 as compared to 2012, due to a decrease in the average outstanding debt balance in 2013 as compared to 2012.

Management fee income

Management fee income decreased by approximately $26,000 in 2013 as compared to 2012, due to a decrease in amounts charged for providing back-office services to related parties.

Other income and expense

In 2013, we had other income totaling approximately $751,000, which is an increase of $383,000 from the approximate $368,000 of other income in 2012. In 2013, we recognized a gain on sale of a cost method investment of $194,000 and the $660,000 gain on the settlement with our largest customer within the Insurance segment. In 2012, we recognized a gain on sale of an equity investment totaling $613,000 offset by a write-down of a cost method equity investment by $200,000. The remaining difference is primarily due to changes in foreign currency transaction losses.

Income tax expense

Income tax expense for the years ended December 31, 2013 and 2012 was $562,000 and $24,000, respectively. The tax expense in 2012 represents minimal state and local taxes. The tax expense in 2013 contains $102,000 of state and local taxes. The increase in state and local taxes in 2013 is due to the non-deductible impairment charge for state tax purposes. In addition, in 2013, the Company determined that due to the continued losses in the Telecommunications segment, the Company would not be able to utilize the foreign withholding tax credits, originally recorded as prepaid taxes, before they start expiring in 2016. As such, the Company recorded a reserve of $460,000 during 2013. In both years, these amounts differ from the expected benefit of our net losses due to the uncertainty of realizing those benefits.

Net loss

Net loss decreased from $3,488,545 in 2012 to $3,358,626 in 2013 for the reasons noted above.

Year ended December 31, 2012 compared with the year ended December 31, 2011

Net revenues

The following table presents net revenues by segment for the year ended December 31, 2012 compared with the year ended December 31, 2011.

	2012	2011	% Change
Telecommunications	$14,314,452	$16,551,469	(14)%
IT Support	4,459,105	5,897,331	(24)%
Photography	4,903,490	6,247,793	(22)%
Insurance	4,905,987	4,973,912	(1)%
Other	—	1,788	*
Total	$28,583,034	$33,672,293	(15)%

*	fluctuation not meaningful

Net revenues decreased $5.1 million, or 15%, to $28.6 million in 2012 from $33.7 million in 2011. This is due to decreases in all segments.

Net revenues decreased in our Telecommunications segment by $2.2 million, or 14%, from $16.5 million in 2011 to $14.3 million in 2012. The decrease was due primarily to the loss of two significant contracts totaling approximately $1.3 million and the fact that in 2011, one customer grew its subscriber base and this led to additional one-time license fees totaling approximately $660,000. Combined with an overall lower revenue base but offset by the addition of some other smaller customers revenue was down by 14%. Based upon these factors, our third party revenues as a percentage of total segment revenues were down from 44% to 36.4% in 2012.

Net revenues in our IT Support segment decreased $1.4 million, or 24%, from $5.9 million in 2011 to $4.5 million in 2012. Approximately $700,000 of the decrease is due to the loss of two significant contracts where our customers brought the services in-house. As this segment has contracts that generally last one year before they need to be renewed, this segment is very dependent on new business. In 2012, this segment did not have the same success as it has in prior years in generating new customers. In 2012 we signed 9 new client projects as compared to 40 projects in 2011. In addition to the two large ones, there were several minor ones as well that did not sign on for another year.

Net revenues in our Photography segment decreased $1.3 million, or 22%, from $6.2 million in 2011 to $4.9 million in 2012. Approximately $600,000 of the decrease is the result of a catastrophic failure of the computer systems in 2010. While the systems were being rebuilt and repaired, no orders were processed. This led to a delay in delivering orders and thus a deferral of revenue of an estimated $600,000 from 2010 to 2011, thus increasing 2011. Additionally, several of the districts that this segment services were up for renewal in 2012. In order to keep schools, we were forced to lower prices in these districts. This caused approximately $150,000 in reduced revenue in 2012 compared to 2011. Additionally, we received approximately 1,800 fewer orders for the senior class of 2012 than for the class of 2011 as well as a decrease in the undergraduate number of packages sold.

Net revenues in our Insurance segment decreased $67,925, or 1%, from $5.0 million in 2011 to $4.9 million in 2012. This is primarily due to the reduced number of claims processed. We saw an approximate 6% decrease in the number of claims in 2012.

Operating loss

The following table presents operating loss by segment for the year ended December 31, 2012 compared with the year ended December 31, 2011.

	2012	2011	% Change
Telecommunications	$(1,304,895)	$(1,175,674)	(11)%
IT Support	56,142	722,947	(92)%
Photography	(14,588)	571,371	(103)%
Insurance	(60,471)	(102,019)	41%
Non-allocated corporate expenses	(2,540,384)	(1,844,709)	(38)%
Total	$(3,864,196)	$(1,828,084)	(111)%

Operating losses increased approximately $2.1 million, or 111%, to $3.9 million in 2012 from $1.8 million in 2011. This is due to decreases in revenues in the majority of our segments totaling approximately $5.1 million and increases in administrative costs associated with this registration of the offer and sale of the Company’s common stock.

Operating losses increased in our Telecommunications segment by $129,000, or 11%, from $1,176,000 in 2011 to approximately $1,300,000 in 2012. This increase was due primarily to the loss of two significant contracts totaling approximately $1,300,000 and the fact that in 2011, one customer grew its subscriber base and this led to additional license fees totaling approximately $660,000. Combined with higher than usual turnover in staff that caused training time and recruiting costs to increase, operating losses were significantly greater.

Operating income in our IT Support segment decreased approximately $667,000, or 92%, from approximately $723,000 in 2011 to $56,000 in 2012. The decrease is due to the loss of two significant contracts where our customers brought the services in-house valued at around $700,000 in revenues. This segment has contracts that generally last one year before they need to be renewed and therefore this segment is very dependent on new business. In 2012, this segment did not have the same success as it has in prior years in generating new customers. In addition to the two large customers, there were several minor ones as well that did not sign on for another year.

Operating income (loss) in our Photography segment decreased $586,000 or 103%, from $571,000 in 2011 to ($15,000) in 2012. Combined with the lower sales prices we had to offer to win some bids, this forced operating income into a loss situation.

Operating loss in our Insurance segment decreased by $42,000, or 41%, from $102,000 in 2011 to $60,000 in 2012. This is primarily due to the renegotiation of existing contracts and the acquisition of additional clients.

Interest income

Interest income decreased by approximately $28,000 in 2012 as compared to 2011, due to a combination of lower interest rates and lower cash balances in interest bearing accounts.

Interest expense

Interest expense increased by approximately $54,000 in 2012 as compared to 2011, due to an increase in the average outstanding debt balance in 2012 as compared to 2011.

Management fee income

Management fee income increased by approximately $117,000 in 2012 as compared to 2011, due to an increase in amounts charged for providing back-office services to related parties.

Other income and expense

In 2012, we had other income totaling approximately $368,000, which is an increase of $304,000 from the approximate $64,000 of other income in 2011. The increase is primarily attributable to the realized gain on sale of available for sale investments.

Income tax expense

Income tax expense was $24,281 in 2012 as compared to a benefit of $189 in 2011. In both years, these amounts differ from the expected benefit of our net losses due to the uncertainty of realizing those benefits.

Net loss

Net loss increased significantly from $1,766,558 in 2011 to $3,488,545 in 2012 for the reasons noted above.

Seasonality

In a typical year, our operating results are impacted by seasonality. Our Telecommunications and IT Support segments in the third quarter typically will have lower operating results due to the extended vacations allowable under Swedish law. Historically, revenues in our Photography segment are highest in the fall to coincide with the beginning of the school year. Our Insurance segment can also have positive seasonal variations in operating results. They may be significantly impacted by inclement weather conditions, such as cold or wet weather, which can cause an increase in the number of insurance claims made.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash flow from operations and borrowings on our lines of credit. We believe we have sufficient working capital and liquidity to support our operations for at least the next twelve months.

Cash and cash equivalents

At December 31, 2013 and 2012, we had cash and cash equivalents of approximately $3.7 million and $3.6 million, respectively. A summary of our cash flows provided by and used in operating, investing and financing activities is presented below.

Operating activities

Cash flows from operating activities consist primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, and other non-cash charges, net. Our cash flows from operations are largely dependent on revenues from our clients, which are in turn dependent on general economic conditions and consumer confidence.

We used cash in operations of approximately $740,000 and $1.9 million during the year ended December 31, 2013 and 2012, respectively. The significant drivers of the cash amounts used in operations in 2013 as compared to 2012 relate to a reduction in our net loss by approximately $200,000, better collections in our accounts receivable and amounts due from our affiliates and a change in our accrued liabilities. We are incurring significant costs related to our offering which were accrued as of December 31, 2012 but paid during the year ended December 31, 2013. Additionally, there were gains associated with the settlement of the AmTrust contract in our Insurance segment with the reduction in the deferred revenue balance and a write-down of intangible assets related to that segment of approximately $1.4 million.

Investing activities

Cash used in investing activities has been mainly for the purchase of property and equipment and activity with our cost method investments. During the year ended December 31, 2013, investing activities provided cash due to the proceeds from the sale of a cost method investment of $578,000 which exceeded additional net investments in cost method investments of $42,000 and purchases of property and equipment of $90,000 as well as the cash received from the settlement agreement with our former client in the insurance segment totalling $400,000. For the year ended December 31, 2012, cash used in investing activities was related to further investments in cost method investments of $482,000 as well as purchases of property and equipment of $182,000.

Financing activities

For the year ended December 31, 2013, cash used in financing activities has been mainly due to the net borrowings under our lines of credit of approximately $115,000 offset by the distribution of $150,000 to puttable non-controlling interests in our Insurance segment.

Debt

The Company has four separate lines of credit with one financial institution in Sweden. The four lines are considered the Basset line, the Xpeedio line, the Lors line and the Modern Holdings line.

Basset line: Basset has a line-of-credit of up to 13,000,000 Swedish Krona (“SEK”) (approximately $2,005,900 and $1,996,800 at December 31, 2013 and 2012 respectively). The line is unsecured, due on demand and is at an interest rate of the Stockholm Interbank Offered Rate (“STIBOR”) plus 1.9 basis points (3% at December 31, 2013 and 2012). At December 31, 2013 and 2012, the balance outstanding is $1,866,014 and $1,457,434, respectively. The line is renewed annually on January 1 and is renewed through December 31, 2014.

Xpeedio line: Xpeedio has a line-of-credit agreement through a financial institution of up to 3,000,000 SEK (approximately $462,900 and $450,800 at December 31, 2013 and 2012 respectively). The line is unsecured, due on demand and is at an interest rate of STIBOR plus 1.9 basis points (totaling 3% at December 31, 2013 and 2012). Unused amounts under the line bear interest at .6% annually. At December 31, 2013 and 2012, there is no balance outstanding. The line is renewed annually on January 1 and is renewed through December 31, 2014.

Lors line: Lors has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at December 31, 2013 and 2012 (totaling approximately 3.25% at December 31, 2013 and 2012), and amounts can be advanced under the line until April 30, 2015. The Company pays an annual facility fee of $1,500. At December 31, 2013 and 2012, borrowings outstanding under the Lors line totaled $475,000 and $725,000, respectively.

Modern Holdings line: The Company has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at December 31, 2013 and 2012 (totaling approximately 3.25% at December 31, 2013 and 2012), and amounts can be advanced under the line until April 30, 2015. At December 31, 2013 and 2012, borrowings outstanding under the Modern Holdings line totaled $780,400 and $880,400, respectively.

Interest expense for debt was $93,112 and $83,308 for the twelve months ended December 31, 2013 and 2013, respectively.

Affiliated Party Debt

Brookstone / GUI: The Company has a note payable to GUI that had an original loan amount of $559,000. The note is due on demand with interest payable on a monthly basis. The interest rate is fixed at 4%. During 2013, GUI transferred the note payable to Brookstone to settle an amount due between GUI and Brookstone. The note is unsecured. As of December 31, 2013 and December 31, 2012, borrowings outstanding under the Brookstone / GUI note payable totaled $379,000 each period.

Brookstone: During 2009, the Company entered into various note payable agreements with an affiliate. The notes are due on demand, and accrue interest equal to the applicable federal short-term, semiannual interest rate in effect at the end of each month, 3% and 2.4% at December 31, 2013 and 2012, respectively. These notes are unsecured. At December 31, 2013 and 2012, the outstanding balance under these notes totaled $468,865 and $418,865, respectively.

Brookstone / Primetime 24 JV: In 2012, the Company borrowed $210,000 from Primetime 24 JV in an interest only note with interest payable annually. The interest rate is equal to the short-term applicable federal short-term, semiannual interest rate in effect at the end of each month, 3% and 2.4% at December 31, 2013 and 2012, respectively. The note is due on demand. During 2012, Primetime transferred the note payable to Brookstone to settle an amount due between Primetime and Brookstone. The note is unsecured. At December 31, 2013 and 2012, the outstanding amount under this note was $200,000 and $210,000, respectively.

Interest expense for the affiliated party debt was $5,636 and $6,885 for the twelve months ended December 31, 2013 and 2012, respectively.

The Company does not have any financial ratio covenants and does not provide collateral for any of its debt agreements noted above.

Maturities of the Company’s debt for each of the next five years and thereafter at December 31, 2013 are as follows:

2014	$4,175,099
2015	21,165
2016	5,820
2017	—
2018 and thereafter	—
$4,202,084

The Company believes that the outstanding affiliated debt of approximately $1.1 million as of December 31, 2013, which is due on demand, will not be demanded by the affiliate within the next twelve months based upon its affiliated relationship. This has been the historical nature of these affiliated notes payable.

The Company has a recent trend of operations generating negative cash flows and increasing working capital deficit due to the decline in our current assets. Despite these negative factors, the Company believes its renewed lines of credit, the additional availability under those lines of credit of approximately $1.3 million and the cash on hand of approximately $3.7 million as of December 31, 2013 will be sufficient to support the Company’s operations for the next twelve months. If a need for additional capital arises during the next twelve months, the Company believes that it would be able to find additional capital resources.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long-Term debt	$4,175,099	$26,985			$4,202,084
Interest payments on debt(1)	128,000	920			128,920
Operating leases	806,152	541,379			1,347,531
Employment agreements(2)	2,905,637				2,905,637
Severance agreements	193,817				193,817
	$8,208,705	$569,284	$—	$—	$8,777,989

(1)	Assumes debt balances, interest rates and foreign currency exchange rates remain the same as year end balances
(2)	Employment agreements are renewed on an annual basis for our key employees.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The Company’s discussion and analysis of its financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements involves the use of estimates and assumptions by management, which affects the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, future expectations and various other assumptions believed to be reasonable under the circumstances, all of which are necessary in order to form a basis for determining the carrying values of assets and liabilities. Actual results may differ from those estimates and assumptions. On an on-going basis, the Company evaluates the adequacy of its reserves and the estimates used in calculations, including, but not limited to: accounting for revenue recognition; collectability of accounts receivable; depreciation and amortization periods; tax rates, deferred income taxes and tax reserves; and the recoverability of long-term assets including goodwill and other intangibles. For a complete description of the Company’s significant accounting policies, see Note 2 of Notes to

Consolidated Financial Statements in Item 8, “Consolidated Financial Statements and Supplementary Data,” of this Report. The following policies and account descriptions include all those identified by the Company as critical to its business operations and the understanding of its results of operations:

Revenue recognition

The Company’s revenues are primarily derived from consulting services, sales of software licenses, installation revenues, maintenance revenues, photograph sales and the administration of insurance claims. Revenues are recognized under contracts generally when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, services have been performed and collection of the amounts billed is reasonably assured.

Revenues from consulting services related to training, implementation and general consulting are recognized under a time-and-material basis as the services are performed.

Revenue from term (recurring license charge) license software is recognized on a straight-line basis over the period that the client is entitled to use the license.

Revenues under long-term contracts for installation of billing software systems are recognized based on the percentage of completion method of accounting primarily measured based on hours incurred to total hours expected. Changes in estimated hours during the course of a contract are reflected in the period in which such facts become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts and billings in excess of costs and estimated earnings on uncompleted contracts, included in the accompanying balance sheet as current assets and current liabilities, respectively, contain amounts relating to contracts and programs with long production cycles. The Company’s recorded revenue may be adjusted in later periods in the event that the Company’s hours estimates prove to be inaccurate or a contract is terminated.

Revenue from post-contract support, which may include unspecified upgrades on a when-and-if-available basis, is recognized on a straight-line basis over the period such items are delivered.

Software-related elements include software products and services for which a software deliverable is essential to its functionality. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are not within the scope of software revenue recognition guidance and are accounted for based on other applicable revenue recognition guidance.

A software multiple-deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•	The delivered item(s) has value to the client on a stand-alone basis; and
•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

If any one of these criteria is not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative selling price.

The revenue for the Company’s multiple-deliverable arrangements is allocated to the software deliverable and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using a hierarchy: vendor specific objective evidence (“VSOE”), third-party evidence (“TPE”) or best estimate of selling price (“BESP”). In the limited circumstances where the Company cannot determine VSOE or TPE of the selling price for all of the deliverables in the arrangement, including the software deliverable, BESP is used for the purpose of performing this allocation.

Photography revenue is recognized upon delivery of the photographs. The Company charges a shipping and handling fee to its customers to ship photographs. These amounts are recorded as revenue. Revenues associated with the shipping and handling fees were approximately $224,000 and $176,000 for the years ended December 31, 2013 and 2012, respectively. The costs of shipping and handling are expensed as incurred and are included in cost of sales and services on the accompanying statement of income. The Company receives money in advance before the photographs are shipped. These amounts are recorded as deferred revenue until the product is delivered.

Revenue from the administration of insurance claims is recognized ratably over the estimated period length that it takes to administer the type of claim from start to close. The claim length could range for periods up to 13 months. The Company’s billings do not necessarily correlate with the revenues recognized ratably over the life of the claim. The Company has recorded unbilled receivables of $335,000 and $754,000 which are included in accounts receivable on the consolidated balance sheet as of December 31, 2013 and 2012, respectively. When billings occur in advance of services performed, the Company records deferred revenue for those amounts.

Total revenue does not include sales or value added tax; the Company considers itself a pass-through entity for collecting and remitting sales and value added taxes.

Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts. The Company evaluates the collectability of its accounts receivable based on a combination of factors. Where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, the current business environment and its historical experience. The Company’s policy to determine past due accounts is based upon the contractual payment terms of the receivables. The Company generally does not record interest on past due accounts. Accounts are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. As of December 31, 2013, the Company had approximately $50,200 of an allowance for doubtful accounts. As of December 31, 2012, the Company determined that no reserve for bad debts is deemed necessary.

Goodwill and intangible assets

Accounting Standards Codification (ASC) Topic 805, “Business Combinations” (ASC No. 805), requires that the purchase method of accounting be used for all business combinations. The guidance specifies criteria as to intangible assets acquired in a business combination that must be recognized and reported separately from goodwill. In accordance with ASC Topic 350, “Intangibles-Goodwill and Other” (ASC No. 350), all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units. We evaluate goodwill for impairment at least annually, or as circumstances warrant. When determining the fair value of our reporting units, we utilize various assumptions, including projections of future cash flows. Any adverse changes in key assumptions about our businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge.

We review long-lived assets and certain identifiable intangibles other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, we will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset. The estimate of undiscounted cash flows and the fair value of assets require several assumptions and estimates like the weighted average cost of capital, discount rates, risk-free rates, market rate of return and risk premiums and can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

During the year ended December 31, 2013, we recorded an impairment charge of $1,422,434 in connection with the impairment of customer relationships, tradenames and goodwill in our Insurance segment. The goodwill and tradenames in our Photography segment were not impaired in 2013.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to enter into the determination of taxable income.

The Company believes that its taxable earnings, during the periods when the temporary differences giving rise to deferred tax assets become deductible or when tax benefit carryforwards may be utilized, should be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of the tax benefit carryforwards or the projected taxable earnings indicate that realization is not likely the Company establishes a valuation allowance.

In assessing the need for a valuation allowance, the Company estimates future taxable earnings, with consideration for the feasibility of ongoing tax planning strategies and the realizability of tax benefit carryforwards, to determine which deferred tax assets are more likely than not to be realized in the future. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable earnings. In the event that actual results differ from these estimates in future periods, the Company may need to adjust the valuation allowance. The Company has recorded a valuation allowance at December 31, 2013 and 2012 of $12,090,255 and $11,754,376, respectively. During 2013 and 2012, the valuation allowance increased by approximately $335,879 and $1,241,805, respectively.

The Company continues to assess the likelihood of realizing the tax credit for withheld amounts from foreign customers. These credits have been historically recorded in “prepaid income and other taxes” on the accompanying balance sheet. Due to the operating loss levels in the Telecommunications segment in 2013, the Company believes that it will not be able to utilize these credits prior to their expiration beginning in 2016 and accordingly has reserved for them. This reserve totaling $460,000 is recorded within the deferred tax provision for the year ended December 31, 2013.

The Company recognizes a liability for uncertain tax positions that the Company has taken or expects to file in an income tax return. An uncertain tax position is recognized only if it is “more likely than not” that the position is sustainable based on its technical merit. A recognized tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority having full knowledge of all relevant information.

The Company assesses foreign investment levels periodically to determine if all or a portion of the Company’s investments in foreign subsidiaries are indefinitely invested. If foreign investments are not expected to be indefinitely invested, the Company provides income taxes on the portion that is not indefinitely invested.

Internal Control Changes

In connection with the audit of our consolidated financial statements for the year ended December 31, 2012, our then independent registered public accountants identified several material weaknesses and several significant deficiencies in our internal control over financial reporting. Our material weaknesses resulted from a failure to properly design our financial closing and reporting processes. We lacked documented processes and controls as well as proper segregation of duties. Our significant deficiencies related to deficiencies in employment policies, inadequate processes to completely and accurately account for long-term contracts, inadequate payroll documentation retention, inadequate documentation to establish completeness of cash and checks received in our Photography segment and review and approval process of journal entries.

We have remediated our material weaknesses and significant deficiencies during the year ended December 31, 2013. We have adjusted our processes for our financial statement close process. We implemented additional levels of quarterly reviews for each segment’s operating results as well as the balance sheet; we are performing additional reconciliations related to our long-term contracts, improved our communications among our segments with quarterly closing calls with segment management and their accounting departments and integrated additional personnel into our close process in order to achieve proper segregation of duties over our key processes.

Accounting standards applicable to emerging growth companies

We are an emerging growth company as defined under the JOBS Act. Emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” (ASU 2013-02). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 became effective on January 1, 2014 and the new guidance will not impact the Company’s consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” to resolve the diversity in practice regarding the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This update will be effective for fiscal years beginning after December 15, 2014. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements, absent any material transactions involving the derecognition of subsidiaries or groups of assets within a foreign entity.

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This ASU provides that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. The ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. The adoption of ASU 2013-11 is not expected to have a material impact on the Company’s consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not currently hold or issue financial instruments for trading purposes, although we have in the past entered into interest rate hedges for the purposes of limiting our exposure to fluctuations in interest rates.

Foreign currency exchange risk

Our primary operations are located in Sweden. Revenues from Sweden account for approximately 61% of our consolidated revenues. Our Swedish subsidiaries record transactions in their local currency, the Swedish Krona. As we invoice those transactions predominantly in Swedish Krona, and do not hedge these transactions, fluctuations in exchange rates could adversely affect the translated results of operations of our foreign subsidiaries. If the U.S. dollar strengthens against foreign currencies, our future net revenues could be adversely affected. Therefore, foreign exchange fluctuations could create a risk of significant balance sheet gains or losses on our consolidated financial statements. If overall foreign currency exchange rates in comparison to the U.S. dollar uniformly change by 10%, the amount of cash and cash equivalents we would report in U.S. dollars as of December 31, 2013 and 2012 would change by approximately $229,000 and $325,000 respectively.

Interest rate risk

Historically, our exposure to market risk for changes in interest rates relates to our debt obligations under our various lines of credit outstanding. Our lines of credit primarily bear interest rates that are variable and are linked to the lending institutions base rate or the Stockholm Interbank Offered Rate. As of December 31, 2013 and 2012, we had approximately $4,200,000 and $4,075,000 of debt respectively. A 1% increase in these floating rates would increase annual interest expense by $39,000 and $37,000.

Inflation

Inflationary factors such as increases in the cost of sales and services, including labor costs, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain our gross margin levels and our current levels of selling expenses and general and administrative expenses as a percentage of net revenues if the sale prices of our products do not increase with any increase in cost of sales and services.

Change in Accountants

In preparation for this offering, we released Grassi & Co., CPAs, P.C. and engaged WithumSmith+Brown, PC as our independent registered public accounting firm effective as of January 28, 2014. The decision to appoint WithumSmith+Brown, PC and release Grass & Co., CPAs, P.C. was approved by our board of directors.

The report of Grassi & Co., CPAs, P.C. on our financial statements for the year ended December 31, 2012 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our financial statements for the year ended December 31, 2012 and through our change of auditors, there were no disagreements with Grassi & Co., CPAs, P.C. on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedures, which if not resolved to Grassi & Co., CPAs, P.C.’s satisfaction would have caused Grassi & Co., CPAs, P.C. to make reference to the matter in their report.

In connection with our audited financial statements for the year ended December 31, 2012 through our change of auditors, there have been no reportable events with us as set forth in Item 304(a)(1)(v) of Regulation S-K.

We requested that Grassi & Co., CPAs, P.C. furnish us with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the letter, dated May 8, 2014, is filed as an exhibit to the registration statement of which this prospectus forms a part.

Directors and Executive Officers

The following table sets forth certain information about our executive officers, key employees and directors as of December 31, 2013.

Name	Age	Position
David Marcus	48	Chairman of the Board of Directors of the Company
Leonard Gubar	77	Director of the Company
Andreas M. Stenbeck	29	Director of the Company
Henry L. Guy	45	President and Chief Executive Officer of the Company
Jay Murray	45	Chief Financial Officer of the Company
Michael Fitzgerald	52	Vice President of Business Development of the Company
Jens Björkman	41	Chief Executive Officer of Basset and MHI Investments AB
Tobias Osterdahl	36	Chief Executive Officer of Xpeedio

Non-Employee Directors

David Marcus – Mr. Marcus has served as Chairman of the board of directors since 2003. He is co-founder, CEO and CIO of Evermore Global Advisors, as well as portfolio manager of the Evermore Global Value Fund. Mr. Marcus has more than 20 years of experience in the investment management business. He began his career at Mutual Series Fund, mentored by renowned value investor Michael Price, and rose to manage the Mutual European Fund and co-manage the Mutual Shares and Mutual Discovery Funds. He also served as director of European Investments for Franklin Mutual Advisers, LLC. After leaving Franklin Mutual, Mr. Marcus founded Marcstone Capital Management, LP, a long-short Europe-focused equity manager, largely funded by Swedish financier Jan Stenbeck. When Mr. Stenbeck passed away in 2002, Mr. Marcus closed Marcstone and then co-founded a family office for the Stenbeck family; as an advisor to the family, he advised on the restructuring of a number of the public and private companies the family controlled. He later founded and served as managing partner of MarCap Investors LP, the investment manager of a European small cap special situations fund, which he managed from 2004 to 2009. Mr. Marcus has extensive knowledge and experience in finance, investments and restructuring of businesses, and we believe he is qualified to serve on our board.

Leonard Gubar – Mr. Gubar has served as a director since 2007. He has practiced law in New York since 1962 and has been of counsel to the international law firm DLA Piper US LLP, or DLA, since January 1, 2007. Prior to that time, he was a partner at DLA focusing his practice to corporate law, mergers and acquisitions, securities transactions and representation of public and private companies. Presently, he also serves as a trustee for a number of trusts for the benefit of the children of Jan Stenbeck. Over the years, he has been a director of various public and private companies; presently limiting his work as a director to the Company and two other small private concerns, as well as four non-profit entities. Mr. Gubar is a graduate of Cornell University and Cornell Law School. Mr. Gubar has extensive knowledge and experience in private equity, restructurings and public markets, and we believe he is qualified to serve on our board.

Andreas M. Stenbeck – Mr. Stenbeck has served as a director since 2009. Mr. Stenbeck is the founder and managing member of Basset Investment Group LLC, an investment company with investments in various companies worldwide. Mr. Stenbeck is also a member of Anima Regni Partners LLC, a full service single family office, and serves as president of the Stenbeck Foundation and as a director of Verdere S.a.r.L. Mr. Stenbeck has extensive knowledge and experience in investments in both the United States and Sweden, and we believe he is qualified to serve on our board.

Executive Officers

Henry L. Guy – President and Chief Executive Officer

Henry has been the President and Chief Executive Officer of Modern Holdings since August 2002. Prior to joining Modern Holdings, Henry was Chief Financial Officer at Ephibian, Inc. Henry began his professional career as an officer in the United States Navy where he served in a variety of operational roles. Henry serves on several boards of directors including those of Synalloy Corporation (SYNL), Basset, Xpeedio, Lors and SCM. Henry also serves on the Board of Visitors of Vanderbilt University’s Owen Graduate School of Management. Henry holds a Bachelor of Science degree in Economics from the United States Naval Academy and a Masters of Business Administration from Vanderbilt University.

Jay Murray – Chief Financial Officer and interim CEO of Lors

Jay has over 20 years of accounting and finance experience. He joined Modern Holdings in 2006 after spending five years as the Controller of Laundry Zone, Incorporated, a start-up company that he helped grow to over five times its original size. Prior to that, Jay was the Assistant Vice President of a national retail company with over 300 locations. He began his career with one of the nation’s largest regional accounting firms. Jay is a Certified Public Accountant and a member of the AICPA and NJSCPA. He holds a Bachelor of Science in Accounting from Rutgers University. Jay also serves on several boards of directors.

Michael Fitzgerald – Vice President of Business Development

Mike is responsible for analyzing potential business ventures as well as developing and executing growth and operations improvement strategies for Modern Holdings’ portfolio companies. Mike joined Modern Holdings in 2000. Mike has held the CEO position at portfolio company Lors, and is currently on the boards of directors of Lors and SCM. Prior to joining Modern Holdings, Mike was Vice President of the Loyalty Corporation, a specialized telecommunications consulting firm, where he managed projects in Latin America, Europe, and the United States. Prior to that, he was a Director of Product Management at Sprint International/Global One Communications.

Jens Björkman – CEO of Basset and MHI Investments AB

During the past 16 years, Jens has had many different roles on both the commercial and technical side of the telecom software business. Since 2001 he has held the title of President & CEO of Xpeedio, an IT infrastructure company focused on the Swedish market. Since 2003 he had previously held the title of President & CEO of TailorMade AB, a billing software company that focuses on the Telecom and Utility sectors. Jens was responsible for the restructuring of both of these companies business models and market focus. Since 2012 Jens has assumed the title of President & CEO of Basset, a software firm focused on specialized billing products for the Telecom sector. Jens has a Bachelors degree in Marketing from IHM College.

Tobias Osterdahl – CEO of Xpeedio

Tobias is the CEO of Xpeedio, assuming that role in January 2013. From January 2008 until assuming the CEO position, Tobias was the executive vice president of Xpeedio. Prior to that, he has worked for companies such as Tele2 AB, Basset and Xpeedio in a variety of roles, with most in the telecom and IT service area. Tobias was working as a product manager and responsible for the development of Basset’s interconnect system that he also had the opportunity to implement to telecom operators around the world. He has a solid technical background that has always been combined with very high customer focus. Before Tobias took over as CEO, he worked as an Executive Vice President for 6 years.

Director Independence

Although our common stock is not listed on any national securities exchange, for purposes of independence we use the definition of independence applied by The NASDAQ Stock Market. We determined that each of our directors is “independent” in accordance with such definition.

Executive Compensation

Summary Compensation Table

The following table sets forth the total compensation awarded to, earned by or paid to our named executive officers during our past two fiscal years:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Henry L. Guy	2013	288,750	50,000	—	—	—	—	39,720	378,470
President and CEO	2012	275,000	95,000	—	—	—	—	38,772	408,772

Jay Murray	2013	180,000	43,800	—	—	—	—	37,848	261,648
Chief Financial Officer	2012	180,000	54,000	—	—	—	—	31,875	265,875

Michael Fitzgerald	2013	175,000	36,750	—	—	—	—	21,300	233,050
Vice President	2012	175,000	45,938	—	—	—	—	15,000	235,938

Employment Agreements

Henry L. Guy. The Company entered into an employment agreement with Mr. Guy effective August 1, 2005. Under the agreement, Mr. Guy is eligible to earn an annual cash bonus of up to 40% of his base salary received in a given year. If the Board of Directors establishes a stock option program for senior executives, Mr. Guy will be eligible to participate. Mr. Guy is entitled to participate in all benefit plans we provide to our employees, and to receive not less than five (5) weeks of paid vacation each calendar year. Upon Mr. Guy’s termination for any reason, he shall provide assistance and support to the Company as it reasonably requests from time to time with respect to any matters required for an orderly transition, and for the first year following such termination he shall provide such support without additional compensation. Thereafter, Mr. Guy shall provide such support for fair and reasonable compensation.

401(k) Retirement Plan

The Company and its subsidiaries maintain various defined contribution plans for its employees. The entities located in the United States established plans under Section 401(k) of the Internal Revenue Code. The Company contributes an amount ranging from 4% to 6% of the employee’s salary. The entities in Sweden have established defined contribution plans in accordance with their country’s regulations. The Company contributes an amount based upon the plan’s contribution formula which is based upon the employee’s salary. The Company’s contribution to the various plans amounted to approximately $1,221,000 and $1,244,000 during the years ended December 31, 2013, and 2012, respectively.

Non-Employee Director Compensation

The following table provides information concerning the compensation paid by us to each of our non-employee directors in the year ended December 31, 2013. For all of our non-employee directors, we offer to reimburse any travel expenses or other related expenses for attending meetings.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Current non-employee directors
David Marcus	63,000	—	—	—	—	—	63,000
Leonard Gubar	23,000	—	—	—	—	—	23,000
Andreas Stenbeck	10,000	—	—	—	—	—	10,000

Certain Relationships and Related Person Transactions

The Company recognizes that transactions between the Company and related persons present a potential for actual or perceived conflicts of interest. Pursuant to the rules of the Securities and Exchange Commission, the Company deems a related party transaction to be any transaction or series of related transactions in excess of $120,000 in which the Company is a party and in which a Related Party has a material interest since the beginning of our last fiscal year. For this purpose, a Related Party is defined to include directors, director nominees, executive officers, 5% beneficial owners and members of their immediate families. The following entities have been determined to be related parties based on the telecommunications services we provide to them: Tele2 AB and Millicom International Cellular S.A.

The ownership interests or affiliations of directors and officers in these companies are as follows:

Andreas M. Stenbeck:	8.5% ownership Millicom 6.8% ownership Tele2 AB

All affiliate balances excluding affiliated debt and interest are generated from sales and services provided and through payment and reimbursement of costs and borrowings to and from entities related through common control or ownership. Related party balances are paid/received in the normal course of business. Business relations between Modern Holdings and all related parties are subject to commercial terms and conditions.

Our subsidiary, Basset, has two agreements with Tele2 AB. One master agreement covers products and services with respect to Basset’s [mediation system] software. The prices for new systems, expansions, future upgrades, services and support set forth in the master agreement are valid for one year and are subject to annual price negotiations. Another master agreement covers products and services relating to Basset’s [CBS], roaming, interconnect and fraud systems. The prices for new systems, expansions, future upgrades, services and support set forth in the master agreement are valid for one year and are subject to annual price negotiations.

In addition, Basset has entered into a master agreement with Millicom International that covers all active Basset products (Callgate, Interconnect, Watchdog). The prices for new systems, expansions, future upgrades, optional services and support set forth in the master agreement are valid for one year and are subject to annual re-negotiations.

Management believes that the terms of the agreements with Tele2 and Millicom International are arms-length market terms.

The Company had receivables and payables to related parties as of December 31, 2013 and 2012 and recorded revenues to related parties for the year ended December 31, 2013 and 2012 as follows:

	Revenues		Due from Affiliates		Due to Affiliates
	Year ended December 31		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	2013	2012
Millicom	$2,061,950	$3,829,767	$521,708	$782,396	$—	$—
Tele2	5,274,600	5,305,825	1,521,859	1,523,506	—	—
Brookstone	—	—	—	—	317,535	298,649
Other affiliates	—	—	—	4,884	35,189	28,127
	$7,336,550	$9,135,592	$2,043,567	$2,310,786	$352,724	$326,776

Use Of Proceeds

We will not receive any proceeds from the exercise of the warrants.

Dividend Policy

We have never paid cash dividends on any of our capital stock and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. The terms of the warrant agreement restrict our paying dividends on our common stock, and we do not intend to pay cash dividends to holders of our common stock in the foreseeable future.

Compensation Committee Interlocks and Insider Participation

None of the members of our board of directors is an officer or employee of our company, except that Mr. Gubar currently serves as Assistant Secretary. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial and other data as of the dates and for the periods indicated. The selected consolidated financial data as of December 31, 2013 and 2012 and for each of the two fiscal years in the period ended December 31, 2013 presented in this table have been derived from the audited consolidated financial statements included elsewhere in this prospectus.

This selected consolidated financial and other data should be read in conjunction with the disclosures set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

Consolidated Statement of Operations Data:	For the year ended
	December 31, 2013	December 31, 2012
REVENUE
Product sales	$7,917,252	$5,717,101
Service revenue	10,921,075	13,730,341
Product sales to related parties	2,291,346	2,132,622
Service revenue to related parties	5,045,204	7,002,970
TOTAL SALES AND SERVICES REVENUE	26,174,877	28,583,034

COSTS AND EXPENSES
Cost of product sales	3,963,941	3,275,650
Cost of service revenue	5,979,594	8,597,128
Cost of product sales to related parties	880,210	1,180,628
Cost of service revenue to related parties	2,520,113	3,780,034
Selling, General and Administrative	11,529,341	12,529,082
Engineering R&D	3,166,900	2,593,697
Depreciation & Amortization	349,437	491,011
Intangible assets impairment	1,422,434	—
TOTAL OPERATING EXPENSES	29,811,970	32,447,230

Loss from operations	(3,637,093)	(3,864,196)

Interest Income	32,410	15,792
Interest Expense	(98,748)	(164,958)
Management Fee Income	155,721	181,227
Other Income	750,672	367,871
Income (loss) before income taxes	(2,797,038)	(3,464,264)
Income tax expense	(561,588)	(24,281)
Net loss attributable to MHI Stockholders	(3,358,626)	(3,488,545)

Add: Net loss attributable to non-controlling interests	12,224	114,317
Net loss attributable to MHI Stockholders	$(3,346,402)	$(3,374,228)

Net loss per share attributable to common stockholders, basic and diluted	$(0.23)	$(0.23)
Weighted-average shares used to compute net loss per share attributable to MHI stockholders, basic and diluted	14,410,333	14,410,333

Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,744,572
Working capital deficit	(2,713,419)
Total assets	13,780,665
Current and long-term deferred revenue	2,609,646
Current and long-term notes payable	4,202,084
Total liabilities	14,168,934
Puttable non-controlling interest	475,517
Total stockholders’ deficit	(863,786)

Market for Stockholder Equity and Related Stockholder Matters

Market Information

There is not currently, and there has never been, any market for any of our securities. Our securities are not currently eligible for trading on any national securities exchange, or any over-the-counter markets, including the Over the Counter Bulletin Board, or OTCBB. We cannot assure you that our securities will become eligible for trading on any exchange or market, and we have no current plans to pursue any such strategy.

Holders

As of December 31, 2013, there were 14,410,333 shares of common stock outstanding, which were held by six record holders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 31, 2013, certain information concerning the beneficial ownership of our capital stock by:

•	each person or group known by us to own beneficially 5% or more of our common stock as of December 31, 2013;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2013 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Percentage of beneficial ownership is based on 14,410,333 shares of common stock outstanding as of December 31, 2013. Except as disclosed in the footnotes to this table, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable.

Name and Address of Beneficial Owner(1)	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
5% Stockholders
Brookstone Partners LLC(2)	9,777,307	67.8%
Great Universal LLC(3)	8,013,358	55.6%
Investment AB Kinnevik(4)	2,646,103	18.4%
Tele2 AB(5)	1,806,575	12.5%

Executive Officers and Directors
Henry L. Guy(6)	3,910,923	27.1%
Jay Murray	—	—
Michael Fitzgerald	—	—
Leonard Gubar	—	—
David Marcus	—	—
Andreas M. Stenbeck(7)	2,671,486	18.5%
All current directors and executive officers as a group (6 persons)	6,582,409	45.7%

(1)	Unless otherwise noted, the business address of each beneficial owner is c/o Modern Holdings Incorporated, 89 Summit Avenue, Summit, New Jersey 07901.
(2)	Brookstone Partners LLC is the record holder of an aggregate of 1,763,949 shares of our common stock. Brookstone Partners LLC has voting, investment and dispositive decision over Great Universal LLC, which is an indirect wholly-owned subsidiary through Brookstone USA Inc. and The 1999 Great Universal LLC Trust. Accordingly, Brookstone Partners LLC may be deemed to beneficially own all of Great Universal LLC’s shares. The members of Brookstone Partners LLC currently consists of four members, including: Henry L. Guy (who is our President and Chief Executive Officer, and also a director of Great Universal, Inc.) and Andreas M. Stenbeck, a director, Cristina Stenbeck and Sophie Stenbeck.
(3)	Great Universal LLC is a direct wholly-owned subsidiary of The 1999 Great Universal LLC Trust, and is an indirect subsidiary of Brookstone Partners LLC. Voting, investment and dispositive decisions are exercised by Henry L. Guy, the manager of Brookstone Partners LLC.
(4)	The business address is Skeppsbron 18, Box 2094, SE-103 13 Stockholm. Investment AB Kinnevik is a publicly-held Swedish corporation.
(5)	The business address is Skeppsbron 18, Box 2094, SE-103 13 Stockholm. Tele2 AB is a publicly-held Swedish corporation.
(6)	Includes the shares described in note (2) above. Henry L. Guy is the manager of Brookstone Partners LLC, and holds a 40.0% ownership interest in it.
(7)	Andreas M. Stenbeck holds indirectly an 8.5% ownership in Millicom International Cellular S.A., a 6.8% ownership in Tele2 AB and a 22.4% ownership in Investment AB Kinnevik, each of which is a related party, and two of which are significant stockholders. Mr. Stenbeck also owns a 20% interest in Brookstone Partners LLC. Mr. Stenbeck does not exercise voting, investment or dispositive decisions over the shares of our common stock held by Tele2 AB or Investment AB Kinnevik, and his holdings do not include amounts held by these entities.

Selling Stockholder

This prospectus covers the resale by the selling stockholder identified below of 7,977,254 shares of our common stock. As a result of warrants issued by predecessors of the selling stockholder, the selling stockholder is obligated to issue shares of our common stock to holders of such warrants upon exercise of the warrants at an exercise price of $1.30 per warrant. This prospectus registers the common stock underlying these warrants. We will not receive any proceeds from the exercise of these warrants or from the sale, if any, of the shares of our common stock underlying these warrants.

The following table and the accompanying footnote are based in part on information supplied to us by the selling stockholder. The table and footnote assume that all of the warrant holders will elect to participate in the offering and exercise the outstanding warrants, and that the selling stockholder will sell all of the shares of common stock underlying the warrants. However, because we do not know the number of warrant holders, if any, who will elect to exercise their warrants during the six months following the date of this prospectus, we cannot assure you as to the actual number of shares that will be sold by the selling stockholder or that will be held by the selling stockholder after the expiration of the warrants.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock.

	Shares Beneficially Owned Before the Offering		Shares Being Offered Number	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent		Number(1)	Percent
Great Universal LLC	8,013,358	52.70%	7,977,254	36,104	*

(1)	Assumes the exercise of all warrants exercisable for our common stock offered pursuant to this prospectus.
*	Represents beneficial ownership of less than 1% of our outstanding common stock.

Plan of Distribution

We are registering the offer and sale of 7,977,254 shares of our common stock, par value $0.01 per share, under the registration statement of which this prospectus forms a part. These shares are held by our principal stockholder Great Universal LLC, or Great Universal. As a result of warrants issued by predecessors of Great Universal, Great Universal is obligated to deliver outstanding shares of our common stock held by it to holders of such warrants upon exercise of the warrants at an exercise price of $1.30 per warrant, which equals approximately $0.632 per share of our common stock. Each warrant now entitles the holder to receive upon exercise 2.05851 shares of our common stock. We will not receive any proceeds from the exercise of these warrants or from the sale, if any, of the shares of our common stock underlying these warrants. The warrants will expire six months after the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission.

We will bear all fees and expenses incident to our obligation to register the shares of common stock. There can be no assurance that any warrant holder will elect to participate in this offering.

Description of Capital Stock

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Our authorized capital stock consists of 21,000,000 shares, each with a par value of $0.01 per share, of which:

•	20,000,000 shares are designated as common stock; and
•	1,000,000 shares are designated as preferred stock.

As of December 31, 2013, there were six holders of record of our common stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. If we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (800) 937-5449.

Directors’ Liability; Indemnification of Directors and Officers

Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law. The provisions do not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws provide that we indemnify each director and the officers, employees, and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Legal Matters

Certain matters with respect to the common stock offered by this prospectus will be passed upon for us by LeClairRyan, A Professional Corporation, Newark, New Jersey.

Experts

The consolidated financial statements as of and for the year ended December 31, 2013 included in this prospectus have been so included in reliance on the report of WithumSmith + Brown, PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2012 and for the year ended December 31, 2012 included in this prospectus have been so included in reliance on the report of Grassi & Co., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the offer and sale of the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC’s Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, and other information with the SEC. These periodic reports, and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above. We also maintain a website at http://www.modernholdings.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC, free of charge, at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website shall not be deemed incorporated into and is not part of this prospectus or the registration statement of which it forms a part.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

We have audited the consolidated balance sheet of Modern Holdings Incorporated and Subsidiaries (the “Company”) as of December 31, 2013, and the related consolidated statements of operations and comprehensive loss, changes in (deficit) equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Modern Holdings Incorporated and Subsidiaries as of December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ WithumSmith+Brown PC

Morristown, New Jersey

April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders

Modern Holdings Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheet of Modern Holdings Incorporated and Subsidiaries at December 31, 2012, and related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Modern Holdings Incorporated and Subsidiaries at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

GRASSI & CO., CPAs, P.C.

Jericho, New York
October 1, 2013

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

ASSETS

	DECEMBER 31,
	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$3,744,572	$3,617,051
Accounts receivable, net	2,474,416	4,064,053
Due from affiliates	2,043,567	2,310,786
Fiduciary assets	1,587,821	718,369
Costs and estimated earnings in excess of billings on uncompleted contracts	486,170	467,349
Prepaid income and other taxes	287,572	948,452
Prepaid expenses and other current assets	804,412	795,716
Total Current Assets	11,428,530	12,921,776

PROPERTY AND EQUIPMENT, NET	238,864	307,982

OTHER ASSETS:
Intangibles, net	733,166	1,945,083
Goodwill	1,001,957	1,457,891
Other assets	378,149	1,081,571
Total Other Assets	2,113,271	4,484,545
	$13,780,665	$17,714,303

The accompanying notes are an integral part of these consolidated financial statements.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

LIABILITIES AND (DEFICIT) EQUITY

	DECEMBER 31,
	2013	2012
CURRENT LIABILITIES:
Fiduciary liabilities	$1,587,821	$718,369
Short-term debt and current maturities of long-term debt	4,175,099	4,072,806
Accounts payable	979,804	782,145
Due to affiliates	352,724	326,776
Accrued expenses and other current liabilities	4,240,537	4,592,467
Billings in excess of costs and estimated earnings on uncompleted contracts	196,318	18,788
Deferred revenue—current portion	2,609,646	3,614,000
Total Current Liabilities	14,141,949	14,125,351

LONG-TERM LIABILITIES:
Deferred revenue	—	466,499
Long-term debt, less current maturities	26,985	2,000
Total Long-Term Liabilities	26,985	468,499

COMMITMENTS AND CONTINGENCIES

PUTTABLE NONCONTROLLING INTEREST	475,517	637,741

(DEFICIT) EQUITY:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 20,000,000 shares authorized, 15,204,320 shares issued in 2013 and 2012 and 14,410,333 shares outstanding in 2013 and 2012	152,043	152,043
Additional paid-in capital	82,707,684	82,707,684
Treasury stock, 793,987 shares, at cost, in 2013 and 2012	(530,400)	(530,400)
Accumulated deficit	(86,841,756)	(83,495,354)
Accumulated other comprehensive income, net of tax	3,648,643	3,648,739
Total (Deficit) Equity	(863,786)	2,482,712
	$13,780,665	$17,714,303

The accompanying notes are an integral part of these consolidated financial statements.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	DECEMBER 31,
	2013	2012
REVENUES:
Product sales	$7,917,252	$5,717,101
Service revenue	10,921,075	13,730,341
Product sales to related parties	2,291,346	2,132,622
Service revenue to related parties	5,045,204	7,002,970
Total Revenues	26,174,877	28,583,034
COSTS AND EXPENSES:
Cost of product sales	3,963,941	3,275,650
Cost of service revenue	5,979,594	8,597,128
Cost of product sales to related parties	880,210	1,180,628
Cost of service revenue to related parties	2,520,113	3,780,034
Selling, general and administrative	11,529,341	12,529,082
Research and development	3,166,900	2,593,697
Depreciation and amortization	349,437	491,011
Impairment of intangible assets	1,422,434	—
Total Costs and Expenses	29,811,970	32,447,230
LOSS FROM OPERATIONS	(3,637,093)	(3,864,196)
OTHER INCOME (EXPENSE):
Interest income	32,410	15,792
Interest expense	(98,748)	(164,958)
Management fee income	155,721	181,227
Other income, net	750,672	367,871
Total Other Income	840,055	399,932
LOSS BEFORE PROVISION FOR INCOME TAXES	(2,797,038)	(3,464,264)
PROVISION FOR INCOME TAXES	561,588	24,281
NET LOSS	(3,358,626)	(3,488,545)
ADD: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	12,224	114,317
NET LOSS ATTRIBUTABLE TO MODERN HOLDINGS INCORPORATED	(3,346,402)	(3,374,228)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustment	(96)	247,238
Unrealized (loss) gain on available-for-sale investments	—	(104,421)
	(96)	142,817
Reclassification Adjustments
Realized gain on available-for-sale investments of a related party	—	(612,817)
OTHER COMPREHENSIVE LOSS	(96)	(470,000)

COMPREHENSIVE LOSS ATTRIBUTABLE TO MODERN HOLDINGS INCORPORATED	(3,346,498)	(3,844,228)
COMPREHENSIVE LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(12,224)	(114,317)
COMPREHENSIVE LOSS	$(3,358,722)	$(3,958,545)
AMOUNTS ATTRIBUTABLE TO MODERN HOLDINGS INCORPORATED STOCKHOLDERS:
Basic and Diluted net loss per common share
Net loss per share	$(0.23)	$(0.23)
Weighted Average common shares outstanding	14,410,333	14,410,333

The accompanying notes are an integral part of these consolidated financial statements.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total (Deficit) Equity
	Shares	Amount
Balance, December 31, 2011	14,410,333	$152,043	$82,707,684	$(530,400)	$(80,121,126)	$4,118,739	$6,326,940
Other comprehensive loss	—	—	—	—	—	(470,000)	(470,000)
Net loss	—	—	—	—	(3,374,228)	—	(3,374,228)
Balance, December 31, 2012	14,410,333	152,043	82,707,684	(530,400)	(83,495,354)	3,648,739	2,482,712
Other comprehensive loss	—	—	—	—	—	(96)	(96)
Net loss	—	—	—	—	(3,346,402)	—	(3,346,402)
Balance, December 31, 2013	14,410,333	$152,043	$82,707,684	$(530,400)	$(86,841,756)	$3,648,643	$(863,786)

The accompanying notes are an integral part of these consolidated financial statements.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	DECEMBER 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,358,626)	$(3,488,545)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	349,437	491,011
Realized gain on sale of equity investments of a related party	—	(612,817)
Other-than-temporary impairment	—	200,000
Gain on settlement agreement	(660,583)	—
Gain on sale of cost method investment	(194,205)	—
Impairment of intangible assets	1,422,434	—
Reserve for foreign tax withholding credit	460,000	—
Changes in operating assets and liabilities:
Accounts receivable	1,897,035	62,640
Due from affiliates	290,401	147,154
Costs and estimated earnings in excess of billings on uncompleted contracts	(14,054)	130,753
Prepaid income and other taxes	128,345	(113,131)
Prepaid expenses and other current assets	170,838	793,888
Other assets	262,145	(289,713)
Fiduciary assets	(869,452)	505,103
Fiduciary liabilities	869,452	(505,103)
Accounts payable	194,504	48,051
Due to affiliates	(14,418)	(97,590)
Accrued expenses and other current liabilities	(355,583)	217,729
Billings in excess of costs and estimated earnings on uncompleted contracts	175,604	(318,583)
Deferred revenue	(1,493,744)	951,742
Net cash used in operating activities	(740,470)	(1,877,411)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(90,134)	(182,095)
Proceeds from sale of cost method investment	617,481	—
Proceeds from Amtrust settlement	400,000	—
Purchase of cost-method investments	(81,000)	(482,933)
Net cash provided by (used in) investing activities	846,347	(665,028)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions	(150,000)	—
Borrowings of debt	17,525,356	12,059,362
Repayments of debt	(17,410,138)	(11,090,890)
Net cash (used in) provided by financing activities	(34,782)	968,472
Effect of exchange rate changes on cash and cash equivalents	56,426	222,581
Net change in cash and cash equivalents	127,521	(1,351,386)
Cash and cash equivalents at beginning of year	3,617,051	4,968,437
Cash and cash equivalents at end of year	$3,744,572	$3,617,051
Supplemental disclosure of cash flow information:
Cash paid for interest	$104,119	$102,667
Cash paid for income taxes	$86,150	$237,775
Noncash transfer of assets to settle amounts due to affiliates	$—	$1,649,430
Note receivable received for partial sale of cost method investments	$99,000	$—
Note receivable received for settlement agreement	$300,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Note 1—Nature of Operations and Principles of Consolidation

Modern Holdings Incorporated (“Modern Holdings” or the “Company”), a Delaware corporation, is a diversified holding company owning companies in several industries including telecommunications, insurance claims administration, and school photography. The Company’s primary business involves software and support services. Modern Holdings’ portfolio companies provide their products and services to a diverse range of clients worldwide. The Company’s primary operations are in Sweden, and the Company’s headquarters are located in Summit, New Jersey.

The operating companies of Modern Holdings are:

•	Basset AB (“Basset”) based in Sweden, is a provider of interconnect, roaming and fraud detection billing software for the telecommunication industry, worldwide. Effective January 1, 2013, the Company merged Basset and Tailormade Consulting Group AB (“Tailormade”) based in Sweden, under the brand name of Basset. Tailormade is a provider of billing software for the telecommunication and energy industries, worldwide.
•	Xpeedio Support Solutions AB (“Xpeedio”) based in Sweden, is an IT support company with clients located primarily in Sweden, in the business to business market.
•	Lors Photography Inc. (“Lors”) based in Union, New Jersey, is a regional provider of school photography throughout the tri-state area.
•	Innova Claims Management LLC (“Innova”) doing business as Specialty Claims Management (“SCM”), based in Secaucus, New Jersey, is a company that provides third party claims administration to the insurance industry.
•	Modern Billing Solutions, Inc. (“Modern Billings”) provides sales personnel for Basset and Tailormade regarding sales in the United States. Modern Billings had limited activity in 2013 and 2012.
•	Blackbook Photography Inc. (“Blackbook”) publishes photography and illustration source books for finding photographers, illustrators and graphic designers and had limited activity in 2013 and 2012.
•	Loft Life, Inc. (“Loft Life”) is a lifestyle magazine and had limited activity in 2013 and 2012.
•	Great Universal, Inc. (“GUI”) and its subsidiaries is a holding company for various investments. During 2013 and 2012, GUI had limited activity.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared on a consolidated basis and reflect the financial statements of Modern Holdings Incorporated and all of its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

On January 1, 2013, the Company’s majority shareholder, Great Universal LLC (“GU LLC”), contributed the stock of its subsidiary, Great Universal Inc. (“GUI”), to the Company. The contribution represents a transaction between entities under common control and as such, is reflected in the accompanying consolidated financial statements as if the transaction occurred on January 1, 2012. The equity interests were transferred at their January 1, 2012 carrying amounts into the accounts of GUI.

The noncontrolling interest represents the minority partners’ interests in the operations of SCM and the profits or losses associated with the minority partners’ interests in those operations, in the consolidated balance sheets and consolidated statements of operations, respectively.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Certain prior year amounts have been reclassified to conform to current year presentations. In the prior year, the Company’s foreign net operating losses, which were fully reserved for, were not included within the

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Company’s net deferred tax asset listing within the income tax footnote. These amounts are now reflected within the net deferred tax asset listing on a gross basis. The net deferred tax asset balance reflected as of December 31, 2012 has not changed from previous presentations.

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. The Company bases its estimates and assumptions on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results could differ from those estimates. The amounts of assets and liabilities reported in the Company’s consolidated balance sheets and revenues and expenses reported in the consolidated statements of operations for the periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allowance for doubtful accounts, deferred tax valuation allowances, depreciation and amortization periods, recoverability of long-term assets including goodwill and intangibles, income taxes and related reserves and the average duration of insurance claims.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC Topic 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company’s own credit risk.

FASB ASC Topic 820 establishes a three-level hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. The fair value hierarchy requires the use of observable market data when available and consists of the following levels:

•	Level 1 – Quoted prices for identical instruments in active markets;
•	Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

See Note 6 for fair value measurements.

Cash and Cash Equivalents

The Company maintains cash balances in several financial institutions. Interest-bearing balances in U.S. banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000 per institution. From time to time, the Company’s balances may exceed these limits. At December 31, 2013 and 2012, the Company had approximately $2,291,207 and $3,259,000, respectively, of cash in international bank accounts which are not insured. In 2013, Xpeedio entered into a new lease that requires the Company to maintain a balance of approximately $160,000 with a Swedish banking institution. This amount is included in the above foreign cash balances.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts. The Company evaluates the collectability of its accounts receivable based on a combination of factors. When the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, the current business environment and its historical experience. The Company’s policy to determine past due accounts is based upon the contractual payment terms of the receivables. The Company generally does not record interest on past due accounts. Accounts are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. At December 31, 2012, the Company determined that no reserve was deemed necessary. At December 31, 2013, the allowance for doubtful accounts approximated $51,000.

Available-For-Sale Investments of a Related Party

During 2012, the Company contributed all its available-for-sale investments of a related party to repay an amount due to an affiliate. The Company recognized a gain on sale of investments of approximately $613,000 which is recorded in other income on the accompanying consolidated statement of operations. The Company uses the specific-identification method in determining cost in calculating realized gains and losses.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through an assessment of the estimated future undiscounted cash flows related to such assets. In the event that assets are found to be carried at amounts that are in excess of estimated undiscounted future cash flows, the carrying value of the related asset or group of assets is reduced to a level commensurate with fair value based on a discounted cash flow analysis. No impairment indicators were identified during the years ended December 31, 2013 and 2012.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization on leasehold improvements is computed using the straight-line method over the shorter of the assets’ estimated useful lives or the lease term.

The estimated useful lives used in determining depreciation are as follows:

Useful Life
Computers and equipment	3 to 7 years
Furniture and fixtures	5 to 7 years
Software	3 years

Goodwill and Other Intangible Assets

Goodwill represents the premium paid over the fair value of the net tangible and intangible assets acquired in business combinations. The Company is required to perform a goodwill impairment test on at least an annual basis. Application of the goodwill impairment test requires an initial qualitative assessment of the liklihood that the carrying value of the reporting unit exceeds the fair value. If management concludes that it is more likely than not that the carrying value exceeds the fair value, then management conducts a two-step quantitative impairment test which includes significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, the useful life over which cash flows will occur and determination of weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for each reporting unit. The Company conducts its annual goodwill impairment test as of the last day of December each year, or more frequently if indicators of impairment exist. The Company periodically analyzes whether any such indicators of impairment exist. A significant amount of

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition and/or slower expected growth rates, among others.

Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Indefinite lived intangibles are reviewed annually for impairment or more frequently, if indicators of impairment arise. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

The Company’s definite lived intangible assets consist of customer relationships and are amortized over their estimated useful lives of 6 years using a straight-line method.

Cost-Method Equity Investments

The Company’s cost-method equity investments are carried at cost as the Company owns less than 20% of the voting equity and does not have the ability to exercise significant influence over these companies. The Company regularly evaluates the carrying value of its cost-method equity investments for impairment and whether any events or circumstances are identified that would significantly harm the fair value of the investment. The primary indicators the Company utilizes to identify these events and circumstances are the investee’s ability to remain in business, such as the investee’s liquidity and rate of cash use, and the investee’s ability to secure additional funding and the value of that additional funding. In the event a decline in fair value is judged to be other-than-temporary, the Company will record an other-than-temporary impairment charge in other income (expense), net in the consolidated statement of operations. During 2012, the Company recorded an other-than-temporary impairment charge of $200,000. In addition, the Company made a cost-method investment totaling $486,000 in 2012. During the year ended December 31, 2013, there was no impairment recorded. During the year ended December 31, 2013, the Company made cost-method investments totaling approximately $42,000 and redeemed a partial investment for $33,000. In addition, the Company sold a cost-method investment totaling approximately $484,000 for approximately $677,000 during the year ended December 31, 2013, which is included in other income on the accompanying statement of operations. At December 31, 2013 and 2012, the Company has approximately $328,500 and $770,000, respectively, of cost-method equity investments, which are included in other assets on the accompanying consolidated balance sheets.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31, consist of the following:

	2013	2012
Accrued compensation costs	$1,394,979	$1,999,630
Accrued compensated absences	870,735	989,324
Accrued professional fees	543,944	470,630
Accrued sales and value added taxes	490,621	299,922
Accrued rebates	309,817	257,002
Accrued other current liabilities	630,441	575,959
Total accrued expenses and other current liabilities	$4,240,537	$4,592,467

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Deferred Revenue

Deferred revenue consists of payments received in advance of revenue being earned under software license contracts, support and maintenance agreements, school photography and claims administration. Advances are recognized as revenue when earned, pursuant to the applicable revenue recognition principles for the specific type of revenue as disclosed in this Note 2.

Fiduciary Assets and Liabilities

In its capacity as a third party insurance claim administrator, the Company retains certain funds from insurance companies to pay claims on behalf of the insurance companies. These funds are held by the Company in a fiduciary capacity.

Accumulated Other Comprehensive Income

FASB ASC Topic 220, Reporting Comprehensive Income, establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Company, comprehensive income (loss) consists of net income (loss) and changes in the cumulative foreign currency translation adjustments and the unrealized gain (loss) on available-for-sale investments of a related party. Accumulated other comprehensive income consists of cumulative foreign currency translation adjustments as of December 31, 2013 and 2012.

Puttable Noncontrolling Interest

A noncontrolling interest reflects an ownership interest in entities that are consolidated as less than 100% owned. The Company follows FASB ASC Topic 810, Consolidation, to account for the noncontrolling interest, which establishes accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interest”), (ii) the amount of net income attributable to the parent and to noncontrolling interest, (iii) changes in the parent’s ownership interest, and (iv) the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires a noncontrolling interest to be classified as a separate component of equity. The Company and the former owners of SCM have entered into a call right and put option agreement. The Company has the right to purchase the remaining noncontrolling interests at a unit value based upon a formula using earnings before interest, taxes, depreciation and amortization for the trailing twelve months from the date the noncontrolling interests were put to the Company or called by the Company. The former owners of SCM, after a period of two years from the acquisition date, have the option to put their noncontrolling interests back to the Company for a unit value based upon a formula derived from the trailing twelve months from the date of the put date earnings before interest, taxes, depreciation and amortization. Since the redemption feature of the put option is out of the control of the Company, for presentation and disclosure purposes, the noncontrolling interest is classified as temporary equity on the accompanying consolidated balance sheets. During the year ended December 31, 2013, the Company made distributions to the puttable noncontrolling interest holders totaling $150,000.

In July 2013, two former owners of SCM, representing 22.5% of the 30% of the noncontrolling interests, put their member units to the Company. In September 2013, one additional former owner of SCM, representing 6% of the 30% of the noncontrolling interests, put their member units to the Company. Since the parties are in disagreement as to the other parties’ Unit Put FMV calculation, the closing of the transaction has not occurred. As such, the holders of the units have not transferred their interests and the Company has not redeemed the puttable noncontrolling interests and thus has not accounted for the exercise of the put right. The Company believes the amount recorded as puttable noncontrolling interest on the accompanying consolidated balance sheet is sufficient for any subsequent payments.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Foreign Currency Translation

The functional currency of each entity in the Company is its respective local country currency which is also the currency of the primary economic environment in which it operates. Monetary assets and liabilities in foreign currencies are re-measured into the functional currency at the rate of exchange prevailing at the balance sheet date. Transactions in foreign currencies are re-measured into functional currency at the rate of exchange prevailing on the date of the transaction. All transaction foreign exchange gains and losses are recorded as other income (expense) in the accompanying consolidated statement of operations. The Company recorded net transaction foreign exchange losses of approximately $72,300 and $147,000 for the years ended December 31, 2013 and 2012, respectively. These amounts are included in other income on the accompanying consolidated statements of operations.

The assets and liabilities of the subsidiaries for which the functional currency is other than the U.S. dollar, are translated into U.S. dollars, the reporting currency, at the rate of exchange prevailing on the balance sheet date. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing on the last business day of each month, which approximates the average monthly exchange rate. Resulting translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of equity.

Revenue Recognition

The Company’s revenues are primarily derived from consulting services, sales of software licenses, installation revenues, maintenance revenues, photograph sales and the administration of insurance claims. Revenues are recognized under contracts generally when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, services have been performed or products have been delivered and collection of the amounts billed is reasonably assured.

Revenues from consulting services related to training and general consulting are recognized under a time-and-material basis as the services are performed.

Revenue from term (recurring license charge) license software is recognized on a straight-line basis over the period that the client is entitled to use the license.

Revenues under long-term contracts for installation of billing software systems are recognized based on the percentage of completion method of accounting primarily measured based on hours incurred to total hours expected. Changes in estimated hours during the course of a contract are reflected in the period in which such facts become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts, included in the accompanying consolidated balance sheets, contain amounts relating to contracts and programs with long-term production cycles. The Company’s recorded revenue may be adjusted in later periods in the event that the Company’s hour estimates prove to be inaccurate or a contract is terminated. As of December 31, 2013, cumulative revenue recognized on uncompleted contracts totaled $3,703,345 of which, $3,413,493 has been invoiced. This is reflected on the accompanying consolidated balance sheet as the net of Costs and estimated earnings in excess of billings and Billings in excess of costs and estimated earnings on uncompleted contracts.

Revenue from post-contract support, which may include unspecified upgrades on a when-and-if-available basis, is recognized on a straight-line basis over the period such items are delivered.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Software-related elements include software products and services for which a software deliverable is essential to its functionality. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are not within the scope of software revenue recognition guidance and are accounted for based on other applicable revenue recognition guidance.

A software multiple-deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•	The delivered item(s) has value to the client on a stand-alone basis; and
•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company.

If any one of these criteria is not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative selling price.

The revenue for the Company’s multiple-deliverable arrangements is allocated to the software deliverable and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using a hierarchy: vendor specific objective evidence (“VSOE”), third-party evidence (“TPE”) or best estimate of selling price (“BESP”). In the limited circumstances where the Company cannot determine VSOE or TPE of the selling price for all of the deliverables in the arrangement, including the software deliverable, BESP is used for the purpose of performing this allocation.

Photography revenue is recognized upon delivery of the photographs. The Company charges a shipping and handling fee to its customers to ship the photographs. These amounts are recorded as revenue. Revenues associated with the shipping and handling fees were approximately $224,000 and $176,000 for the years ended December 31, 2013 and 2012, respectively. The costs of shipping and handling are expensed as incurred and are included in cost of sales and services on the accompanying consolidated statements of operations. The Company receives payment before the photographs are shipped. These amounts are recorded as deferred revenue until the product is delivered.

Revenue from the administration of insurance claims is recognized ratably over the estimated period that it takes to administer the type of claim from start to close. The claim length could range for periods up to 13 months. The Company’s billings do not necessarily correlate with the revenues recognized ratably over the life of the claim. At December 31, 2013 and 2012, the Company has recorded unbilled receivables of $335,390 and $754,439, respectively, which are included in accounts receivable on the consolidated balance sheets. These balances are generally billable within 12 months. Billings rendered in advance of services performed are recorded and classified as deferred revenue on the consolidated balance sheets.

Total revenue does not include sales or value added tax, as the Company considers itself a pass-through entity for collecting and remitting sales and value added taxes.

Software Development Costs

Costs incurred in connection with the development of software products are accounted for in accordance FASB ASC Subtopic 985-20, Software - Costs of Software to be Sold, Leased or Marketed. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company has not capitalized any development costs related to software products since the time period between technological feasibility and general release of a product has not been significant and the related costs incurred during that time period have not been material.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Advertising Expenses

Advertising costs are charged to operations as incurred. The Company recorded approximately $298,000 and $233,000 of advertising expenses for the years ended December 31, 2013 and 2012, respectively. These costs are included in selling, general and administrative expenses on the accompanying consolidated statements of operations.

Research and Development Expenses

Research and development expenditures are charged to research and development expense as incurred.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes. Under FASB ASC Topic 740, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and all operating losses carried forward, if any. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the applicable temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax status is recognized in the statement of operations in the period in which the change is identified. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FASB ASC Topic 740 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The guidance contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FASB ASC Topic 740. The first step is to evaluate the tax position for recognition by determining, based on the technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are being included in provision for income tax expense in the accompanying consolidated statements of operations.

Net Loss Per Share

Basic and diluted net income (loss) per common share is determined by dividing net income (loss) applicable to common stockholders by the weighted average common shares outstanding during the period. For the periods where there is a net loss attributable to common shareholders, any other outstanding equity instruments would be excluded from the calculation of diluted income (loss) per common shareholder because their effect would be anti-dilutive. Therefore, the weighted average shares used to calculate both basic and diluted loss per share would be the same for those periods. At December 31, 2013 and 2012, the Company had no other equity instruments outstanding.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. By their nature, all such financial instruments involve risks including the credit risks of non-performance by counterparties. Trade accounts receivable are incurred pursuant to contractual terms with customers. Credit losses on accounts receivable have not been material because of a large concentration of revenues with a small number of large, established companies. The Company evaluates the creditworthiness of its clients in conjunction with its revenue recognition processes as well as through its ongoing collectability assessment processes for accounts receivable.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Two affiliated clients in the Telecommunications segment accounted for approximately 28% and 32% of consolidated revenues for the years ended December 31, 2013 and 2012, respectively. One other client in the insurance segment accounted for 11% of consolidated revenues for the year ended December 31, 2013. No other clients accounted for more than 10% of consolidated revenues for the year ended December 31, 2012.

Other than the amounts due from affiliates as detailed in Note 11, one client accounted for 12% and 22% of consolidated accounts receivable as of December 31, 2013 and 2012, respectively. No other clients accounted for more than 10% of consolidated accounts receivable.

New Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income’’ (ASU 2013-02). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 became effective on January 1, 2014 and the new guidance will not impact the Company’s consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” to resolve the diversity in practice regarding the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This update will be effective for fiscal years beginning after December 15, 2014. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements, absent any material transactions involving the derecognition of subsidiaries or groups of assets within a foreign entity.

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This ASU provides that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. The ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. The adoption of ASU 2013-11 is not expected to have a material impact on the Company’s consolidated financial statements.

Note 3—Segment Information

The Company has determined that it has four reportable segments organized around the types of businesses:

Telecommunications - an aggregation of two operating segments, Basset and Tailormade, which provides various billing software products for the worldwide telecommunication industry.

IT Support - includes the operating segment Xpeedio, which provides IT support for business to business markets.

Photography - includes the operating segment of Lors, which provides school photography throughout the New Jersey, New York and Pennsylvania areas.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Insurance - includes the operating segment SCM, which provides third party claims administration to the insurance industry.

Net revenues include no significant intersegment revenues. Operating loss by segment and geographic area excludes general corporate and interest expenses. Segment assets are those assets directly owned by each segment. Assets of the Corporate segment consist primarily of cash, other current assets, equipment, and other non-current assets. The following table represents financial information by segment as of and for the years ended December 31, 2013 and 2012.

Year Ended December 31, 2013
	Telecommunications	IT Support	Photography	Insurance	Corporate	Consolidated
REVENUES:
Product sales	$2,060,553	$—	$5,856,699	$—	$—	$7,917,252
Service revenue	2,142,131	3,463,281	—	5,315,663	—	10,921,075
Product sales to related parties	2,291,346	—	—	—	—	2,291,346
Service revenue to related parties	5,045,204	—	—	—	—	5,045,204
Total Revenues	$11,539,234	$3,463,281	$5,856,699	$5,315,663	$—	$26,174,877
Depreciation and Amortization	$26,665	$29,439	$21,186	$264,340	$7,807	$349,437
(LOSS) INCOME FROM OPERATIONS	$(1,287,746)	$180,470	$1,061,473	$(392,780)	$(3,198,510)	$(3,637,093)
OTHER INCOME (EXPENSE)
Interest Income						32,410
Interest expense						(98,748)
Management fee income						155,721
Other income						750,672
Total Other Income						840,055
PROVISION FOR INCOME TAXES						561,588
NET LOSS						$(3,358,626)
CAPITAL EXPENDITURES	$4,652	35,487	$47,801	$209	$1,985	$90,134
GOODWILL	$—	$—	$1,001,957	$—	$—	$1,001,957
SEGMENT ASSETS	$5,201,602	$2,094,463	$1,193,546	$4,296,431	$994,623	$13,780,665

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Year Ended December 31, 2012
	Telecommunications	IT Support	Photography	Insurance	Corporate	Consolidated
REVENUES:
Product sales	$813,611	$—	$4,903,490	$—	$—	$5,717,101
Service revenue	4,394,316	4,430,038	—	4,905,987	—	13,730,341
Product sales to related parties	2,132,622	—	—	—	—	2,132,622
Service revenue to related parties	6,973,903	29,067	—	—	—	7,002,970
Total Revenues	$14,314,452	$4,459,105	$4,903,490	$4,905,987	$—	$28,583,034
Depreciation and Amortization	$31,146	$29,175	$21,694	$371,219	$37,777	$491,011
(LOSS) INCOME FROM OPERATIONS	$(1,304,895)	$56,142	$(14,588)	$(60,471)	$(2,540,384)	$(3,864,196)
OTHER INCOME (EXPENSE)
Interest Income						15,792
Interest expense						(164,958)
Management fee income						181,227
Other income						367,871
Total Other Income						399,932
PROVISION FOR INCOME TAXES						24,281
NET LOSS						$(3,488,545)
CAPITAL EXPENDITURES	$30,801	$121,614	$14,600	$12,504	$2,576	$182,095
GOODWILL	$—	$—	$1,001,957	$455,934	$—	$1,457,891
SEGMENT ASSETS	$5,915,839	$2,107,149	$1,033,105	$5,598,102	$3,060,108	$17,714,303

Geographic Operations

	For the year ended December 31,
	2013	2012
Net Revenues:
United States	$11,172,362	$9,809,477
Scandanavia	9,084,661	9,853,812
Africa	1,503,205	3,383,847
Europe (excluding Scandanavia)	2,478,094	2,493,876
South America	1,018,173	2,117,530
Asia	579,947	614,884
Other	338,435	309,608
Total Net Revenues	$26,174,877	$28,583,034

Long-lived assets:
United States	$2,188,574	$4,597,184
Sweden	163,561	195,343
	$2,352,135	$4,792,527

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Note 4—Property and Equipment

Property and equipment, net at December 31, consists of the following:

	2013	2012
Computers and equipment	$1,440,918	$1,415,108
Furniture and fixtures	252,901	358,180
Software	212,564	211,767
Leasehold improvements	353,806	353,806
	2,260,189	2,338,861
Less: Accumulated depreciation and amortization	2,021,325	2,030,879
	$238,864	$307,982

Depreciation and amortization expense of property and equipment was $104,020 and $144,844 for the years ended December 31, 2013 and 2012, respectively.

Note 5—Goodwill and Intangible Assets

In May 2013, SCM received notice from its largest customer that it was ending its claims administration agreement with SCM. The customer accounted for approximately 50% of SCM’s current period revenues. Based upon this notice, SCM performed impairment tests on its intangible assets: customer relationships, tradename as well as goodwill as of June 30, 2013. Based upon the revised cash flow projections of SCM without its largest customer, SCM impaired its customer relationships by $604,500, tradename by $362,000 and goodwill by $455,934 during the year ended December 31, 2013. In September 2013, SCM entered into a settlement agreement with its former client, AmTrust. The settlement agreement relieved the Company of any obligation to administer any past or future claims as well as providing for the sale of some property and equipment. The Company recognized a gain of approximately $660,000 in connection with the settlement agreement during the year ended December 31, 2013 which is recorded in other income on the accompanying statement of operations. As of December 31, 2013, the Company has a receivable from the former client totaling $300,000 which was paid subsequent to year end.

Goodwill

The following table sets forth details of the Company’s goodwill balance, by segment, at December 31, 2013 and 2012:

	Photography	Insurance	Total
Balance at January 1, 2012	$1,001,957	$455,934	$1,457,891
No activity	—	—	—
Balance at December 31, 2012	1,001,957	455,934	1,457,891
Impairment	—	(455,934)	(455,934)
Balance at December 31, 2013	$1,001,957	$—	$1,001,957

Based on the results of its impairment test performed during the year ended December 31, 2012 the Company’s goodwill was not impaired. The Company makes every reasonable effort to ensure that it accurately estimates the fair value of the reporting units. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. In the event the Company records an impairment loss in the future, such amount will not be deductible for tax purposes.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Intangible Assets

Information regarding the Company’s amortizable intangible assets at December 31, 2013 and 2012 is set forth below:

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$1,472,500	$(1,110,834)	$361,666
	December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$4,347,000	$(3,135,417)	$1,211,583

During 2013, the Company wrote off fully amortized customer relationships totaling $2,874,500. In addition to the impairment charge noted above, amortization expense of intangible assets for each of the years ended December 31, 2013 and 2012 was $245,417 and $346,167 respectively.

Estimated amortization expense of intangible assets is as follows:

Years Ending December 31:
2014	$144,667
2015	144,667
2016	72,332
Total	$361,666

The Company has $371,500 and $733,500 of indefinite life tradenames and trademarks at December 31, 2013 and 2012 respectively. There were no impairments of tradenames and trademarks in 2012.

Note 6—Fair Value Measurements

The Company’s financial assets and liabilities include cash and cash equivalents, accounts receivable, due from affiliates, fiduciary assets and liabilities, short-term debt and current maturities of long-term debt, accounts payable, due to affiliates, accrued expenses and other current liabilities. The carrying amounts of the Company’s financial assets and liabilities approximate fair value because of the short maturity of these instruments.

The Company’s nonfinancial assets measured at fair value on a nonrecurring basis include goodwill, intangible assets and property, plant and equipment. These assets are recorded at carrying value. However, whenever events or changes in circumstances indicate that their carrying value may not be fully recoverable (or at least annually for goodwill and indefinite-lived intangible assets), such assets are assessed for impairment and, if applicable, written down to and recorded at fair value. To measure fair value for such assets, the Company uses techniques including discounted expected future cash flows (“DCF”) (Level 3 input). A discounted cash flow analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates, growth rates and the amount and timing of expected future cash flows.

As noted previously, the Company’s largest customer in its Insurance segment ended its agreement with the Company. As such, the Company performed an impairment test for its customer relationships, tradenames

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

and goodwill. Based upon the Company’s analysis as of June 30, 2013, the fair value calculation of customer relationships was $434,000, the fair value of the tradenames and goodwill were each zero. These fair values were considered Level 3 under the fair value hierarchy.

Note 7—Debt

Debt as of December 31, consists of the following:

	2013	2012
Debt:
Lines of credit	$3,121,414	$3,062,834
Affiliated Party Debt:
Note payable – Brookstone/GUI	379,000	379,000
Note payable – Brookstone	468,865	418,865
Note payable – Brookstone/Primetime 24 JV	200,000	210,000
Equipment loan	32,805	4,107
Total affiliated party debt	1,080,670	1,011,972
Total Debt	4,202,084	4,074,806
Less: Short-term portion	4,175,099	4,072,806
Long-term debt	$26,985	$2,000

The Company has four separate lines of credit with one financial institution in Sweden. The four lines are considered the Basset line, the Xpeedio line, the Lors line and Modern Holdings line.

Basset line: Basset has a line-of-credit of up to 13,000,000 Swedish Krona (“SEK”) (approximately $2,005,900 and $1,996,800 at December 31, 2013 and 2012 respectively). The line is unsecured, due on demand and is at an interest rate of the Stockholm Interbank Offered Rate (“STIBOR”) plus 1.9 basis points (3% at December 31, 2013 and 2012). At December 31, 2013 and 2012, the balance outstanding is $1,866,014 and $1,457,434, respectively. The line is renewed annually on January 1 and is renewed through December 31, 2014.

Xpeedio line: Xpeedio has a line-of-credit agreement through a financial institution of up to 3,000,000 SEK (approximately $462,900 and $450,800 at December 31, 2013 and 2012 respectively). The line is unsecured, due on demand and is at an interest rate of STIBOR plus 1.9 basis points (totaling 3% at December 31, 2013 and 2012). Unused amounts under the line bear interest at .6% annually. At December 31, 2013 and 2012, there is no balance outstanding. The line is renewed annually on January 1 and is renewed through December 31, 2014.

Lors line: Lors has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at December 31, 2013 and 2012 (totaling approximately 3.25% at December 31, 2013 and 2012), and amounts can be advanced under the line until April 30, 2015. The Company pays an annual facility fee of $1,500. At December 31, 2013 and 2012, borrowings outstanding under the Lors line totaled $475,000 and $725,000, respectively.

Modern Holdings line: The Company has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at December 31, 2013 and 2012 (totaling approximately 3.25% at December 31, 2013 and 2012), and amounts can be advanced under the line until April 30, 2015. At December 31, 2013 and 2012, borrowings outstanding under the Modern Holdings line totaled $780,400 and $880,400, respectively.

Interest expense for debt was $93,112 and $83,308 for the years ended December 31, 2013 and 2012, respectively.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Affiliated Party Debt (see Note 11 for description of affiliates)

Brookstone/GUI: The Company has a note payable to GUI that had an original loan amount of $559,000. The note is due on demand with interest payable on a monthly basis. The interest rate is fixed at 4%. During 2012, GUI transferred the note payable to Brookstone to settle an amount due between GUI and Brookstone. The note is unsecured. At December 31, 2013 and 2012, borrowings outstanding under the Brookstone/GUI note payable totaled $379,000 each period.

Brookstone: During 2009, the Company entered into various note payable agreements with an affiliate. The notes are due on demand, and accrue interest equal to the applicable federal short-term, semiannual interest rate in effect at the end of each month, 3% and 2.88% at December 31, 2013 and 2012, respectively. These notes are unsecured. At December 31, 2013 and 2012, the outstanding balance under these notes totaled $468,865 and $418,865, respectively.

Brookstone/Primetime 24 JV: In 2012, the Company borrowed $210,000 from Primetime 24 JV in an interest only note with interest payable annually. The interest rate is equal to the short-term applicable federal short-term, semiannual interest rate in effect at the end of each month, 3% and 2.88% at December 31, 2013 and 2012, respectively. The note is due on demand. During 2012, Primetime transferred the note payable to Brookstone to settle an amount due between Primetime and Brookstone. The note is unsecured. At December 31, 2013 and 2012, the outstanding amount under this note was $200,000 and $210,000, respectively.

Interest expense for the affiliated party debt was $5,636 and $6,885 for the years ended December 31, 2013 and 2012, respectively.

All Debt

The Company does not have any financial ratio covenants and does not provide collateral for any of its debt agreements noted above.

Maturities of the Company’s debt at December 31, 2013 for the next three years are as follows:

Years Ending December 31:
2014	$4,175,099
2015	21,165
2016	5,820
$4,202,084

Note 8—Capital Structure

The following summarizes the terms of the Company’s capital stock:

Preferred Stock

The Company is authorized to issue 1,000,000 shares of Preferred Stock at $.01 par value. There were zero shares issued and outstanding at December 31, 2013 and 2012. To date, the preferred stock powers, designation, rights and preferences have not been designated by the Board of Directors.

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock at $.01 par value. As of December 31, 2013 and 2012, there were 15,204,320 shares issued and 14,410,333 outstanding as well as 793,987 shares held in treasury which were repurchased in August 2011 for $530,400.

Note 9—Leases

The Company conducts its operations using facilities, office equipment and automobiles leased under noncancellable operating lease agreements that expire at various dates. Future minimum lease payments under noncancellable agreements expiring after more than twelve months are set forth below:

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Years Ending December 31:
2014	$806,152
2015	440,445
2016	98,322
2017	2,612
$1,347,531

Rent expense under operating leases was approximately $1,013,000 and $1,277,000 for the years ended December 31, 2013 and 2012, respectively.

Note 10—Income Taxes

The components of loss before income taxes for the years ended December 31, consist of the following:

	2013	2012
Domestic	$(505,062)	$(634,547)
Foreign	(2,291,976)	(2,829,717)
	$(2,797,038)	$(3,464,264)

The provision for income taxes for the years ended December 31, consists of the following:

	2013	2012
Current provision:
Domestic	$101,588	$24,281
Foreign	—	—
	101,588	24,281
Deferred provision:
Domestic	—	—
Foreign	460,000	—
	460,000	—
	$561,588	$24,281

The effective income tax rate differs from the amount computed by applying the U.S. federal statutory income tax rate to income before income taxes for the years ended December 31, as follows:

	2013	2012
Expected tax provision (benefit)	$(950,993)	$(1,177,850)
Foreign tax rate differential	268,161	214,435
Increase in valuation allowance	335,879	963,415
Non-deductible expense	346,953	—
Reserve for foreign tax withholding credit	460,000	—
State taxes, net of federal taxes	101,588	24,281
	$561,588	$24,281

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

The components of the deferred tax balances at December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred tax assets:
Foreign tax credit carryforward	$1,108,102	$1,108,102
Depreciation and amortization	869,901	915,980
Accrued employee costs and other expenses	866,375	815,089
Net operating loss carryforwards	7,721,680	7,395,998
Deferred revenue	1,166,384	1,269,608
Intangibles impairment	133,303	—
Other	224,510	249,599
	12,090,255	11,754,376
Valuation allowance	12,090,255	11,754,376
Deferred tax assets	$—	$—

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective tax bases and operating loss carryforwards. At December 31, 2013 and 2012, the Company performed an analysis of the realization of its deferred tax assets and determined that it is more likely than not that sufficient future taxable income will not be available to realize those deferred tax assets, nor is there income in prior years that a net operating loss carryback can offset, nor are there deferred tax liabilities that the deferred tax assets can offset. Accordingly, the Company has recorded a valuation allowance at December 31, 2013 and 2012 of $12,090,255 and $11,754,376, respectively. During 2013 and 2012, the valuation allowance increased by approximately $335,879 and $963,415, respectively.

The Company continues to assess the likelihood of realizing the tax credit for withheld amounts from foreign customers. These credits have been historically recorded in “prepaid income and other taxes” on the accompanying balance sheet. Due to the operating loss levels in the Telecommunications segment in 2013, the Company believes that it will not be able to utilize these credits before they begin to expire in 2016 and accordingly has reserved for them. This reserve totaling $460,000 is recorded within the deferred tax provision for the year ended December 31, 2013.

At December 31, 2013 and 2012, the Company has federal net operating loss carryforwards of approximately $16,700,000 and $16,800,000, respectively, expiring in years through 2032. The Company’s federal net operating loss carryforwards are subject to certain annual utilization limitations under Section 382 of the Internal Revenue Code. The Company also has state and local net operating loss carryforwards of varying amounts, which also are subject to limitations under the applicable rules and regulations of those taxing jurisdictions. The Company does not believe that it is more likely than not that it will be able to utilize all of the losses before their expiration.

At December 31, 2013 and 2012, no deferred income taxes have been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. The determination of the amount of such unrecognized deferred taxes is not practical. Those earnings totaled approximately $1,288,024 and $3,412,000 at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Company has foreign net operating loss carryforwards of approximately $5,500,000 and $3,200,000, respectively, which can be carried forward indefinitely. The Company does not believe that it is more likely than not that it will be able to utilize all of the losses.

The Company’s provision for income taxes also includes the impact of provisions established for uncertain income tax positions determined in accordance with ASC No. 740 as well as the related net interest. Tax exposures can involve complex issues and may require extended periods to resolve. Although the Company believes that it has adequately reserved for its uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. The Company adjusts these reserves in light of

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

The Company did not have unrecognized tax benefits as of December 31, 2013 and 2012 and does not expect this to change significantly over the next twelve months. As of December 31, 2013, the Company has not accrued interest or penalties related to uncertain tax positions.

The federal tax return of the Company and its subsidiaries was audited for the year 2003 and resulted in no adjustments. For years prior to 2010, the federal statute of limitations is closed. There have been no audits of the state returns filed for the Company or any of its subsidiaries. The state returns are open to examination for a period of three to four years from the date of filing (generally on or about September 15 of the year following the year for which the tax return is filed).

Note 11—Related Party Transactions

The Company has certain transactions with related parties. Related parties are various companies that the Company has transactions with, that have a common significant stockholder as the Company. The following entities are determined to be related parties: Tele2 AB (“Tele2”), Millicom International Cellular S.A. (“Millicom”), Modern Asset Management Incorporated, Anima Regni Partners LLC and Brookstone USA Inc.

All affiliate balances excluding affiliated debt and interest as noted in Note 7, are generated from sales and services provided and through payment and reimbursement of costs and borrowings to and from entities related through common control or ownership. Related party balances are paid/received in the normal course of business.

The Company had receivables, payables and recorded revenues to related parties, as of and during the years ended December 31, 2013 and 2012 as follows:

	Revenues		Due from Affiliates		Due to Affiliates
	2013	2012	2013	2012	2013	2012
Millicom	$2,061,950	$3,829,767	$521,708	$782,396	$—	$—
Tele2	5,274,600	5,305,825	1,521,859	1,523,506	—	—
Brookstone			—	—	317,535	298,649
Other affiliates	—	—		4,884	35,189	28,127
	$7,336,550	$9,135,592	$2,043,567	$2,310,786	$352,724	$326,776

Certain amounts due to affiliates are charged interest. Interest expense for the year ended December 31, 2012, was approximately $74,000. There was no interest charged for the year ended December 31, 2013.

The Company also provides certain management services to a related party. Income from these services is recorded as management fee income on the accompanying consolidated statements of operations.

Note 12—Benefit Plans

The Company and its subsidiaries maintain various defined contribution plans for its employees. The entities located in the United States established plans under Section 401(k) of the Internal Revenue Code. The Company contributes an amount ranging from 4% to 6% of the employee’s salary. The entities in Sweden have established defined contribution plans in accordance with their country’s regulations. The Company contributes an amount based upon the plan’s contribution formula which is based upon the employee’s salary. The Company’s contribution to the various plans amounted to approximately $1,221,000 and $1,244,000 during the years ended December 31, 2013 and 2012, respectively.

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Note 13—Legal Proceedings

In the normal course of its business, the Company may be involved in various claims, negotiations and legal actions; however, at December 31, 2013, the Company is not a party to any litigation that is expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 14—Commitments

The Company has employment and severance agreements with various employees. The aggregate future commitments at December 31, 2013, is approximately $3,099,000 to be paid over the next twelve months.

Note 15—Subsequent Events

In March 2014, the Company made additional distributions to the puttable noncontrolling interest holders totaling approximately $180,000.

MODERN HOLDINGS INCORPORATED

PROSPECTUS

May 14, 2014

Until August 13, 2014, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.